UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INTELSAT S.A.

Quarterly Report for the three and nine months ended September 30, 2013

INTRODUCTION

In this Quarterly Report, unless otherwise indicated or the context otherwise requires, (1) the terms “we,” “us,” “our”, “the Company” and “Intelsat S.A.” refer to Intelsat S.A. (formerly Intelsat Global Holdings S.A.) and its subsidiaries on a consolidated basis, (2) the term “Intelsat Investments” refers to Intelsat Investments S.A. (formerly Intelsat S.A.), Intelsat S.A.’s indirect wholly-owned subsidiary, (3) the term “Intelsat Holdings” refers to Intelsat Holdings S.A., Intelsat S.A.’s indirect wholly-owned subsidiary, (4) the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat Investments S.A.’s direct wholly-owned subsidiary, (5) the term “Intelsat Jackson” refers to Intelsat Jackson Holdings S.A., Intelsat Luxembourg’s direct wholly-owned subsidiary, (6) the term “Intelsat Corp” refers to Intelsat Corporation, Intelsat Jackson’s direct wholly-owned subsidiary and (7) the term “Intelsat General” refers to Intelsat General Corporation, our government business subsidiary.

In this Quarterly Report, unless the context otherwise requires, all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band frequencies only.

FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, all references to “dollars” and “$” in this Quarterly Report are to, and all monetary amounts in this Quarterly Report are presented in, U.S. dollars. Unless otherwise indicated, the financial information contained in this Quarterly Report has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Certain monetary amounts, percentages and other figures included in this Quarterly Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

In this Quarterly Report, we refer to and rely on publicly available information regarding our industry and our competitors. Although we believe the information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

FORWARD-LOOKING STATEMENTS

Some of the statements in this Quarterly Report constitute forward-looking statements that do not directly or exclusively relate to historical facts.

When used in this Quarterly Report, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements made in this Quarterly Report reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements speak only as of the date of this Quarterly Report and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in “Risk Factors” in our prospectus dated April 17, 2013, filed with the Securities and Exchange Commission in accordance with Rule 424(b) of the Securities Act of 1933, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance;

•	potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•	our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	litigation;

•	risks associated with investing in a company existing under the laws of the Grand Duchy of Luxembourg; and

•	inadequate access to capital markets.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this Quarterly Report and to view all forward-looking statements made in this Quarterly Report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	As of December 31, 2012	As of September 30, 2013
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$187,485	$404,371
Receivables, net of allowance of $23,583 in 2012 and $36,615 in 2013	282,214	265,539
Deferred income taxes	94,779	94,389
Prepaid expenses and other current assets	38,708	51,864

Total current assets	603,186	816,163
Satellites and other property and equipment, net	6,355,192	5,809,137
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	651,087	589,354
Other assets	417,454	409,395

Total assets	$17,265,846	$16,862,976

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$178,961	$122,189
Taxes payable	9,366	—
Employee related liabilities	46,590	31,768
Accrued interest payable	367,686	413,936
Current portion of long-term debt	57,466	56,598
Deferred satellite performance incentives	21,479	21,703
Deferred revenue	84,066	79,480
Other current liabilities	72,715	70,926

Total current liabilities	838,329	796,600
Long-term debt, net of current portion	15,846,728	15,330,051
Deferred satellite performance incentives, net of current portion	172,663	158,555
Deferred revenue, net of current portion	834,161	880,370
Deferred income taxes	286,673	267,347
Accrued retirement benefits	299,187	271,072
Other long-term liabilities	300,195	218,534
Commitments and contingencies (Note 14)

Shareholders’ deficit:
Common shares; nominal value $0.01 per share (1)	832	1,055
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	—	35
Paid-in capital (1)	1,519,429	2,093,993
Accumulated deficit	(2,759,593)	(3,087,904)
Accumulated other comprehensive loss	(118,428)	(108,536)

Total Intelsat S.A. shareholders’ deficit	(1,357,760)	(1,101,357)
Noncontrolling interest	45,670	41,804

Total liabilities and shareholders’ deficit	$17,265,846	$16,862,976

(1)	Common shares and paid-in capital amounts reflect the retroactive impact of the former Class A and Class B share reclassification into common shares and the share splits related to our Initial Public Offering. See Note 1 - General - Initial Public Offering for further discussion.

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Revenue	$654,946	$651,844	$1,937,783	$1,960,774
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	102,908	93,716	307,224	291,640
Selling, general and administrative	47,070	56,289	151,659	239,662
Depreciation and amortization	191,972	185,891	567,472	560,048
Losses on derivative financial instruments	12,037	7,866	37,651	5,274
Gain on satellite insurance recoveries	—	—	—	(9,618)

Total operating expenses	353,987	343,762	1,064,006	1,087,006

Income from operations	300,959	308,082	873,777	873,768
Interest expense, net	312,739	249,409	952,161	869,447
Loss on early extinguishment of debt	(3,106)	—	(46,489)	(366,794)
Other expense, net	(21,980)	(396)	(20,982)	(4,230)

Income (loss) before income taxes	(36,866)	58,277	(145,855)	(366,703)
Benefit from income taxes	(1,517)	(30,297)	(1,110)	(41,095)

Net income (loss)	(35,349)	88,574	(144,745)	(325,608)
Net income attributable to noncontrolling interest	(81)	(776)	(643)	(2,703)

Net income (loss) attributable to Intelsat S.A.	$(35,430)	$87,798	$(145,388)	$(328,311)

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$(0.43)	$0.83	$(1.75)	$(3.52)
Diluted	$(0.43)	$0.75	$(1.75)	$(3.52)

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Net income (loss)	$(35,349)	$88,574	$(144,745)	$(325,608)
Other comprehensive income (loss), net of tax:
Defined benefit retirement plans:
Reclassification adjustment for amortization of unrecognized prior service credits included in net periodic pension costs, net of tax	(27)	(27)	(83)	(82)
Reclassification adjustment for amortization of unrecognized actuarial loss included in net periodic pension costs, net of tax	(1,611)	3,080	2,947	9,241
Marketable securities:
Unrealized gains (losses) on investments, net of tax	(29)	174	189	398
Reclassification adjustment for realized loss on investments, net of tax	—	376	—	335

Other comprehensive income (loss)	(1,667)	3,603	3,053	9,892

Comprehensive income (loss)	(37,016)	92,177	(141,692)	(315,716)
Comprehensive income attributable to noncontrolling interest	(81)	(776)	(643)	(2,703)

Comprehensive income (loss) attributable to Intelsat S.A.	$(37,097)	$91,401	$(142,335)	$(318,419)

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Cash flows from operating activities:
Net loss	$(144,745)	$(325,608)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	567,472	560,048
Provision for doubtful accounts	6,607	21,942
Foreign currency transaction loss	4,743	4,398
(Gain) loss on disposal of assets	(25)	248
Gain on satellite insurance recoveries	—	(9,618)
Share-based compensation	3,221	22,840
Deferred income taxes	(10,752)	(39,042)
Amortization of discount, premium, issuance costs and related costs	42,715	40,214
Interest paid-in-kind	4,949	—
Loss on early extinguishment of debt	46,489	366,794
Unrealized (gains) losses on derivative financial instruments	11	(15,433)
Termination of third-party commitment costs and expenses	21,000	—
Other non-cash items	6,457	15,367
Changes in operating assets and liabilities:
Receivables	(8,535)	(5,266)
Prepaid expenses and other assets	2,406	663
Accounts payable and accrued liabilities	(54,186)	(443)
Deferred revenue	95,346	38,387
Accrued retirement benefits	(21,452)	(28,115)
Other long-term liabilities	(2,827)	(9,683)

Net cash provided by operating activities	558,894	637,693

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(715,101)	(480,313)
Proceeds from insurance settlements	—	487,930
Payment on satellite performance incentives from insurance proceeds	—	(19,199)
Other investing activities	—	(2,000)

Net cash used in investing activities	(715,101)	(13,582)

Cash flows from financing activities:
Repayments of long-term debt	(1,489,013)	(6,796,117)
Repayment of notes payable to former shareholders	(1,314)	(868)
Payment of premium on early extinguishment of debt	(39,477)	(311,224)
Proceeds from issuance of long-term debt	1,661,000	6,254,688
Debt issuance costs	(19,444)	(84,948)
Proceeds from initial public offering	—	572,500
Stock issuance costs	—	(26,683)
Dividends paid to preferred shareholders	—	(2,755)
Principal payments on deferred satellite performance incentives	(11,666)	(13,550)
Capital contribution from noncontrolling interest	12,209	12,209
Dividends paid to noncontrolling interest	(6,782)	(6,569)
Other financing activities	—	490

Net cash provided by (used in) financing activities	105,513	(402,827)

Effect of exchange rate changes on cash and cash equivalents	(4,743)	(4,398)

Net change in cash and cash equivalents	(55,437)	216,886
Cash and cash equivalents, beginning of period	296,724	187,485

Cash and cash equivalents, end of period	$241,287	$404,371

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$925,073	$783,164
Income taxes paid, net of refunds	25,838	29,816
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$54,083	$35,527
Restricted cash received	23,901	—
Restricted cash paid	(118,032)	—

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2013

Note 1 General

Basis of Presentation

The accompanying condensed consolidated financial statements of Intelsat S.A. (formerly known as Intelsat Global Holdings S.A.) and its subsidiaries (“Intelsat S.A.,” “we,” “us,” “our” or the “Company”) have not been audited, but are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (“ASC”). The unaudited condensed consolidated financial statements include all adjustments (consisting only of normal and recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. The results of operations for the periods presented are not necessarily indicative of operating results for the full year or for any future period. The condensed consolidated balance sheet as of December 31, 2012 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our prospectus dated April 17, 2013, filed in accordance with Rule 424(b) of the Securities Act of 1933 on file with the Securities and Exchange Commission.

On April 16, 2013, the name of the Company was changed from Intelsat Global Holdings S.A. to Intelsat S.A.

Initial Public Offering

On April 23, 2013, we completed our initial public offering, in which we issued 22,222,222 common shares, and a concurrent public offering, in which we issued 3,450,000 5.75% Series A mandatory convertible junior non-voting preferred shares (the “Series A Preferred Shares”), at public offering prices of $18.00 and $50.00 per share, respectively (the initial public offering together with the concurrent public offering, the “IPO”) for total proceeds of $572.5 million (or approximately $550 million after underwriting discounts and commissions). Prior to the consummation of the IPO, each of our former Class A common shares (the “Class A Shares”) was reclassified into one of our common shares and each of our former Class B common shares (the “Class B Shares”) was reclassified into 0.0735 of our common shares. In addition, immediately prior to the consummation of the IPO, an equivalent of a share split was effected by distributing common shares pro rata to existing holders of our common shares, so that each existing holder received an additional approximately 4.6 common shares for each common share owned at that time (together, the “IPO Reorganization Transactions”). The effect of these reclassifications on outstanding shares, potentially dilutive shares and earnings per share (“EPS”) has been retroactively applied to the financial statements and notes to the condensed consolidated financial statements for all the periods presented.

The net proceeds from the IPO were primarily used to redeem all of the outstanding $353.6 million aggregate principal amount of the Intelsat Investments 6 1/2% Senior Notes due 2013 (the “Intelsat Investments Notes”) and to prepay $138.2 million of indebtedness outstanding under Intelsat Jackson’s Senior Unsecured Credit Agreement, dated July 1, 2008, consisting of a senior unsecured term loan facility due February 2014 (the “New Senior Unsecured Credit Facility”) (see Note 11—Long-Term Debt).

In connection with the IPO, certain repurchase rights upon employee separation that were included in various share-based compensation agreements of management contractually expired. Also in connection with the IPO, our board of directors adopted the Intelsat S.A. 2013 Share Incentive Plan (the “2013 Equity Plan”) effective April 18, 2013, to provide for equity incentive awards to management and members of the board of directors. See Note 4—Share-Based and Other Compensation Plans for further discussion.

Additionally, in connection with the IPO, in April 2013, a monitoring fee agreement dated February 4, 2008 (the “2008 MFA”) was terminated (see Note 16(b)—Related Party Transactions—Monitoring Fee Agreement).

Use of Estimates

The preparation of these condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of these condensed consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods, and the disclosures of contingent liabilities. Accordingly, ultimate results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year presentation. The reclassifications had no effect on previously reported results of operations, cash flows or retained earnings.

Recently Adopted Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. Beginning in the first quarter of 2013, entities are required to disclose the effect of reclassification of items out of accumulated other comprehensive income. The majority of our other comprehensive loss and our accumulated other comprehensive loss is related to our defined benefit retirement plans. Beginning in the first quarter of 2013, we have disclosed in Note 6—Retirement Plans and Other Retiree Benefits the effects of reclassifications out of accumulated comprehensive income on line items in our condensed consolidated statement of operations.

Note 2 Share Capital

Under our Articles of Incorporation, we have an authorized share capital of $10.0 million, represented by 1,000,000,000 shares of any class with a nominal value of $0.01 per share. At September 30, 2013, there were 105.5 million common shares issued and outstanding and 3.5 million Series A Preferred Shares issued and outstanding. Our Series A Preferred Shares have a liquidation preference of $50 per share plus any accrued and unpaid dividends.

Each Series A Preferred Share will automatically convert on May 1, 2016 into between 2.2676 and 2.7778 of our common shares, subject to anti-dilution adjustments. The number of our common shares issuable on conversion will be determined based on the average of the closing prices per common share over the 40 trading day period ending on the third trading day prior to the mandatory conversion date. At any time prior to May 1, 2016, holders may elect to convert each Series A Preferred Share into common shares at the minimum conversion rate of 2.2676 common shares per Series A Preferred Share, subject to anti-dilution adjustments.

Note 3 Net Income (Loss) per Share

Basic EPS is computed by dividing net income (loss) attributable to Intelsat S.A.’s common shareholders by the weighted average number of common shares outstanding during the periods.

In connection with the IPO in April 2013, we issued 22,222,222 common shares and 3,450,000 Series A Preferred shares at public offering prices of $18.00 and $50.00 per share, respectively. Prior to the consummation of the IPO, our former Class A Shares and Class B Shares were reclassified into a single class of common shares. In addition, immediately prior to the consummation of the IPO, an equivalent of a share split was effected by distributing common shares pro rata to existing holders of our common shares (see Note 1–General–Initial Public Offering). The effect of these reclassifications on outstanding shares, potentially dilutive shares and EPS has been retroactively applied to all periods presented.

In April 2013, the shareholders of Intelsat S.A. declared a $10.2 million dividend to be paid to holders of our Series A Preferred Shares in four installments through June 2014, in accordance with the terms of the Series A Preferred Shares. In July 2013, we announced a payment of the first installment of $0.799 per share reflecting dividends accrued during the 100 day period commencing on the date of Intelsat’s initial offering of preferred shares, April 23, 2013 and ending July 31, 2013. The dividend was paid on August 1, 2013 to holders of record as of July 15, 2013. Further, in October 2013, we announced a payment of the second installment of $0.71875 per share. The dividend will be paid on November 1, 2013 to holders of record as of October 15, 2013.

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to Intelsat S.A.:

	(in thousands, except per share data or where otherwise noted)
	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013

Numerator:
Net income (loss)	$(35,349)	$88,574	$(144,745)	$(325,608)
Net income attributable to noncontrolling interest	(81)	(776)	(643)	(2,703)

Net income (loss) attributable to Intelsat S.A.	(35,430)	87,798	(145,388)	(328,311)
Less: Preferred Shares dividends declared	—	—	—	(10,196)

Net income (loss) attributable to common shareholders	$(35,430)	$87,798	$(145,388)	$(338,507)

Denominator:
Basic weighted average shares outstanding (in millions)	83.0	105.5	83.0	96.2
Weighted average dilutive shares outstanding:
Preferred Shares (in millions)	—	9.6	—	—
Employee compensation related shares including options and restricted share units (in millions)	—	1.5	—	—

Diluted weighted average shares outstanding (in millions)	83.0	116.5	83.0	96.2

Basic net income (loss) per common share attributable to Intelsat S.A.	$(0.43)	$0.83	$(1.75)	$(3.52)

Diluted net income (loss) per common share attributable to Intelsat S.A.	$(0.43)	$0.75	$(1.75)	$(3.52)

Due to net losses in each of the periods presented, other than the three months ended September 30, 2013, there were no dilutive securities, and therefore, basic and diluted EPS were the same. The Company’s weighted average number of shares that could potentially dilute basic EPS in the future was 2.8 million and 0.7 million (consisting of unvested common shares, restricted share units and options to purchase common shares) for the three months ended September 30, 2012 and September 30, 2013, respectively, and 2.8 million and 3.9 million for the nine months ended September 30, 2012 and September 30, 2013, respectively. In addition, there were 9.6 million common shares resulting from the potential conversion of Series A Preferred Shares as of September 30, 2013, that could dilute EPS in future periods. There were 5.6 million weighted average common shares resulting from the potential conversion of Series A Preferred Shares for the nine months ended September 30, 2013, respectively, that could dilute basic EPS in future periods.

Note 4 Share-Based and Other Compensation Plans

On March 30, 2012, our board of directors adopted the amended and restated Intelsat Global, Ltd. 2008 Share Incentive Plan (the “2008 Share Plan”). The 2008 Share Plan provides for a variety of equity-based awards with respect to former Class A Shares and Class B Shares, including non-qualified share options, incentive share options (within the meaning of Section 422 of the United States Internal Revenue Service Tax Code), restricted share awards, restricted share unit awards, share appreciation rights, phantom share awards and performance-based awards, and also with respect to former Class A Shares available for issuance pursuant to the vesting and / or exercise of certain options and restricted share awards granted under the 2005 Share Plan, as defined below (the “Rollover Awards”). Prior to March 30, 2012, the 2008 Share Plan related to awards for shares of Intelsat Global S.A., then our ultimate parent, which adopted the 2008 Share Plan in May 2009.

In connection with the IPO, in April 2013, we amended the 2008 Share Plan to reflect the IPO Reorganization Transactions (see Note 1 – General – Initial Public Offering). Consequently, the number of restricted shares and options along with the associated exercise prices has been retroactively changed to reflect the IPO Reorganization Transactions. We also made certain grants of shares and options under the amended plan. Further, certain repurchase rights that were included in various share-based compensation awards contractually expired. As a result, (i) certain awards have been deemed granted under the provisions of FASB ASC Topic 718, Compensation—Stock Compensation (“FASB ASC 718”) and (ii) certain awards previously accounted for as liability awards are now treated as equity awards under the provisions of FASB ASC 718.

Also, upon consummation of the IPO, options were granted to certain individuals in accordance with the existing terms of their side letters to a management shareholders agreement (the “Management Shareholders Agreement”). The items described here and above resulted in a pre-tax charge of $21.3 million (the “IPO-Related Compensation Charges”), $2.4 million of which was included in direct costs of revenue and $18.9 million of which was included in selling, general and administrative expenses on our condensed consolidated statement of operations for the nine months ended September 30, 2013.

Also, in connection with the IPO, in April 2013, our board of directors adopted the 2013 Equity Plan. The 2013 Equity Plan provides for a variety of equity based awards, including incentive stock options (within the meaning of Section 422 of the United States Internal Revenue Service Tax Code), restricted shares, restricted share units, other share-based awards and performance compensation awards. Under the 2013 Equity Plan, an aggregate of 10,000,000 common shares are available for awards (as defined in the 2013 Equity Plan).

i)	Rollover Share Grants

In connection with the adoption of the 2008 Share Plan in May 2009, certain former Class A Shares previously granted pursuant to the Intelsat Holdings, Ltd. 2005 Share Incentive Plan (“the 2005 Share Plan”) became subject to new restricted share agreements and the provisions of the 2008 Share Plan (the “Rollover Shares”). As of the completion of the IPO on April 23, 2013, 1,441,652 Rollover Shares remained outstanding, of which 1,272,460 former Class A Shares had been awarded to certain executive officers and directors (the “Rollover Executive Officers and Directors”). Prior to the IPO, grants to the Rollover Executive Officers and Directors were recorded at fair value as of the date of classification as equity awards while the grants to other awardees were recorded as liability awards at $17.99 per share due to certain repurchase provisions under the various restrictive share grant agreements.

In connection with the IPO, the remaining repurchase provisions that were included in the restrictive share grant agreements held by other awardees contractually expired and these awards are now classified as equity awards and recorded at the IPO fair value of $18.00 per share. We recorded compensation expense associated with these awards of $0.2 million during the nine months ended September 30, 2013. All of the 1,441,652 Rollover Shares were vested at September 30, 2013.

ii)	Rollover Option Grants

On February 4, 2008, in connection with the acquisition of Intelsat Holdings by Serafina Acquisition Holdings Ltd. and related transactions, certain unvested share-based compensation arrangements (“SCAs”) of Intelsat Holdings under the 2005 Share Plan were rolled over into new SCAs of Intelsat Global S.A. In connection with the adoption of the 2008 Share Plan in May 2009, these SCAs of Intelsat Global S.A. became subject to option agreements and provisions of the 2008 Share Plan (the “Rollover Options”).

As of the completion of the IPO, 699,853 of such options remained outstanding, at an exercise price of $4.50 per share. Prior to the IPO, these options were classified as a liability in our condensed consolidated balance sheet and recorded at a fair value of $13.50 per option. The IPO resulted in removal of the repurchase provisions under the terms of the awards and these awards are now classified as equity awards. The fair value on the date of the change to equity classification was estimated using the Black-Scholes option pricing model at $13.62 per option based on assumptions noted in (x) – Fair Value Measurement. As a result, we recorded compensation expense associated with these awards of $0.1 million during the nine months ended September 30, 2013, which was included in the IPO-Related Compensation Charges. An aggregate of 80,330 Rollover Options were exercised during the nine months ended September 30, 2013 and the remaining 619,523 outstanding Rollover Options were vested and exercisable at September 30, 2013.

iii)	Former Class A New Share Option Grants

In connection with the adoption of the 2008 Share Plan, 4,311,530 Intelsat Global S.A. former Class A new share options were awarded to employees of Intelsat Global S.A. and its subsidiaries at a weighted average exercise price of $18.78 per share. These awards are subject to transfer, vesting and other restrictions set forth in the various agreements.

In connection with the IPO, 2,915,644 of the unvested portion of these performance options were cancelled and forfeited and new grants of time-based restricted share units were awarded subject to terms set forth in various agreements (see (viii) – Supplementary Time-Based Restricted Share Unit Grants and (ix)—Supplementary Option Grants).

Former Class A New Share Option Grants to Certain Executive Officers and Former Directors

        Following the IPO, 333,684 former Class A new share options awarded to certain of our executive officers and former directors under option agreements remained outstanding after the cancellation and forfeiture discussed above, at an exercise price of $18.00 per share. Prior to the IPO, these options were classified as a liability in our condensed consolidated balance sheet and recorded at a weighted average fair value of $16.47 per option. The IPO resulted in removal of the repurchase provisions under the terms of the awards and these awards are now classified as equity awards. The weighted average fair value on the date of the change to equity classification was estimated using the Black-Scholes option pricing model at $5.89 per option based on assumptions noted in (x) – Fair Value Measurement. As a result, we reduced compensation expense by $4.4 million during the nine months ended September 30, 2013, associated with these awards, $3.5 million of which was included in the IPO-Related Compensation Charges. All of the 333,684 outstanding options were vested at September 30, 2013.

Former Class A New Share Option Grants for All Other Awardees

Following the IPO, 424,538 former Class A new share options awarded to other awardees of Intelsat Global S.A. and its subsidiaries remained outstanding after the cancellation and forfeiture discussed above, at a weighted average exercise price of $21.25 per share. In connection with the IPO, certain repurchase rights that were included in the former Class A new share options grant agreements of management contractually expired. As a result, these awards have been deemed granted on the IPO date under the provisions of FASB ASC 718.

The weighted average fair value on the date of the grant was estimated using the Black-Scholes option pricing model at $6.33 per option based on assumptions noted in (x) – Fair Value Measurement. We recorded compensation expense associated with these awards of $2.2 million during the nine months ended September 30, 2013, $2.1 million of which was included in the IPO-Related Compensation Charges. An aggregate of 7,219 options were exercised during the nine months ended September 30, 2013 and 417,319 options were outstanding at September 30, 2013, of which 340,572 options were vested and 76,747 options are expected to vest within 3 years.

iv)	Former Class B Share Grants

In connection with the adoption of the 2008 Share Plan, 367,895 former Class B Shares were awarded to employees of Intelsat Global S.A. and its subsidiaries. These shares are subject to transfer, vesting and other restrictions set forth in the applicable former Class B restricted share agreements.

Former Class B Share Grants to Certain Executive Officers and Former Directors

As of May 6, 2009, 196,499 former Class B Shares were granted to certain of our executive officers and former directors. All of these shares were vested at September 30, 2013, except for 786 shares, which are expected to vest in equal installments over the remaining vesting period of 2 months. During the nine months ended September 30, 2013, we recorded compensation expense associated with these awards of $1.0 million.

Former Class B Share Grants to All Other Awardees

As of May 8, 2009, 171,396 restricted former Class B Shares were granted to certain other members of management and key employees of Intelsat Global S.A. and its subsidiaries, of which 138,730 remained outstanding as of the IPO date.

In connection with the IPO, certain repurchase rights included in the former Class B share grant agreements contractually expired. As a result, these awards were deemed granted under the provisions of FASB ASC 718. Accordingly, during the nine months ended September 30, 2013, we recorded compensation expense associated with these awards of $2.5 million, which was included in the IPO-Related Compensation Charges, based on the fair value of $18.00 as of the date of the grant. All of the former Class B Shares were vested as of September 30, 2013, except for 208 shares which are expected to vest ratably over a weighted average period of 9 months.

v)	Unallocated Bonus Pool Grants

The Unallocated Bonus Plan (adopted in August 2010 in connection with equity awards available to management under the 2008 Share Plan) was terminated in connection with the IPO. Each participant was granted a pro rata share of the value of the unallocated pool in the form of new restricted shares. As a result, 38,196 restricted shares were granted to employees, of which 476 restricted shares were forfeited during the nine months ended September 30, 2013. The remaining 37,720 restricted shares vested on October 18, 2013, the six month anniversary of the IPO. During the nine months ended September 30, 2013, we recorded compensation expense associated with these awards of $0.6 million based on the grant date fair value of $18.00 per share.

vi)	Anti-Dilution Option Grants

In connection with the IPO Reorganization Transactions and upon consummation of the IPO, 2,423,160 options were granted to certain individuals in accordance with the existing terms of their side letters to the Management Shareholders Agreement, which, when taken together with the common shares received in connection with the reclassification of our outstanding former Class B Shares, preserved their ownership interests represented by their outstanding former Class B Shares immediately prior to the reclassification. Of these grants, 2,389,279 options were fully vested as of the grant date, while the remaining 33,881 options are expected to vest ratably through November 4, 2013. During the nine months ended September 30, 2013, we recorded compensation expense associated with these awards of $14.4 million, $14.2 million of which was included in the IPO-Related Compensation Charges, based on a weighted average fair value of $5.91 per option. The fair value of each option was estimated on the grant date using the Black-Scholes option pricing model based on assumptions noted in (x) – Fair Value Measurement.

vii)	Restricted Share Unit Grants

On April 29, 2013, 440,320 time-based restricted share units (“RSUs”) were granted to employees of Intelsat S.A. and its subsidiaries under the 2013 Equity Plan. These awards are subject to transfer, vesting and other restrictions set forth in various agreements. One-third of these RSUs are expected to vest on March 1 of each year beginning on March 1, 2014.

Time-Based Restricted Share Units Grants to Employees

During the nine months ended September 30, 2013, an additional 4,720 time-based RSUs were awarded to employees and 6,460 time-based RSUs were forfeited. We recorded compensation expense associated with these awards of $1.5 million during the nine months ended September 30, 2013, based on a weighted average grant date fair value of $20.22 per RSU.

Time-Based Restricted Share Units Grants to Directors

During the nine months ended September 30, 2013, 6,250 time-based RSUs were granted to directors of Intelsat S.A. under the 2013 Equity Plan. These awards are subject to transfer, vesting and other restrictions set forth in the applicable award agreements. These RSUs are expected to vest one year from the date of grant.

Performance-Based Restricted Share Units Grants to Employees

In addition, 563,580 performance-based RSUs were granted to employees of Intelsat S.A. and its subsidiaries under the 2013 Equity Plan. Two-thirds of these grants are subject to vesting upon achievement of an adjusted EBITDA target (set forth in the applicable agreements) for the period January 1, 2013 to December 31, 2015 (the “Performance Period”). The remaining one-third of these grants is subject to vesting upon achievement of a relative shareholder return (“RSR”) set forth in the applicable award agreements for the Performance Period. The achievement of the RSR will be determined based on the Company’s RSR percentile ranking versus the S&P 900 Index. These awards are subject to transfer, vesting and other restrictions set forth in various award agreements. During the nine months ended September 30, 2013, an additional 2,880 performance-based RSUs were awarded to employees and 7,640 performance-based RSUs were forfeited. We recorded compensation expense associated with these awards of $1.8 million during the nine months ended September 30, 2013, based on a weighted average grant date fair value of $21.96 per RSU.

viii)	Supplementary Time-based Restricted Share Unit Grants

On May 1, 2013, 500,000 RSUs were granted to employees of Intelsat S.A. and its subsidiaries under the 2013 Equity Plan. These RSUs were granted in consideration of the cancellation and forfeiture of certain unvested performance options under the 2008 Share Plan, as discussed above, and are subject to transfer, vesting and other restrictions set forth in various agreements. During the nine months ended September 30, 2013, 4,521 of these RSUs were forfeited. One-quarter of the remaining RSUs are expected to vest on each of the first four six-month anniversaries of the date of grant. During the nine months ended September 30, 2013, we recorded compensation expense associated with these awards of $2.0 million based on the grant date fair value of $20.00 per share.

ix)	Supplementary Option Grants

On May 1, 2013, 500,000 options were granted to employees of Intelsat S.A. and its subsidiaries under the 2013 Equity Plan at an exercise price of $27.00 per share. These options were granted in consideration of the cancellation and forfeiture of certain unvested performance options under the 2008 Share Plan, as discussed above, and are subject to transfer, vesting and other restrictions set forth in various agreements. During the nine months ended September 30, 2013, 3,924 of these options were forfeited and the remaining options are expected to vest ratably through April 30, 2015. During the nine months ended September 30, 2013, we recorded compensation expense associated with these awards of $0.9 million based on a grant date fair value of $9.14 per option. The fair value of each option was estimated on the grant date using the Black-Scholes option pricing model based on assumptions noted in (x) – Fair Value Measurement.

x)	Fair Value Measurement

Share-based compensation expense for share options is primarily based on the estimated grant date fair value using the Black-Scholes option pricing model, which considers factors such as estimating the expected term of share options, expected volatility of our share price and the number of share based awards expected to be forfeited due to future terminations. Some of the critical assumptions used in estimating the grant date fair value are presented in the table below:

	Rollover Options	Former Class A New Options	Anti-dilutive Options	Supplementary Options
Weighted average expected life (years)	1.66	2.37	2.1	5.52
Weighted average risk-free interest rate	0.21%	0.29%	0.26%	0.79%
Weighted average expected dividend yield	0%	0%	0%	0%
Weighted average expected volatility	60.00%	60.05%	60.84%	60.00%

Note 5 Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosure (“FASB ASC 820”) defines fair value, establishes a market-based framework or hierarchy for measuring fair value and provides for certain required disclosures about fair value measurements. The guidance is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value, but does not require any new fair value measurements.

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1—unadjusted quoted prices for identical assets or liabilities in active markets;

•	Level 2—quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3—unobservable inputs based upon the reporting entity’s internally developed assumptions which market participants would use in pricing the asset or liability.

We have identified investments in marketable securities and interest rate financial derivative instruments as those items that meet the criteria of the disclosure requirements and fair value framework of FASB ASC 820.

The following tables present assets and liabilities measured and recorded at fair value in our condensed consolidated balance sheets on a recurring basis and their level within the fair value hierarchy (in thousands), excluding long-term debt (see Note 11—Long-Term Debt). We did not have any transfers between Level 1 and Level 2 fair value measurements during the nine months ended September 30, 2013.

		Fair Value Measurements at December 31, 2012
Description	As of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Marketable securities(1)	$5,613	$5,613	$—

Total assets	$5,613	$5,613	$—

Liabilities
Undesignated interest rate swaps(2)	$74,564	$—	$74,564

Total liabilities	$74,564	$—	$74,564

		Fair Value Measurements at September 30, 2013
Description	As of September 30, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Marketable securities(1)	$5,811	$5,811	$—

Total assets	$5,811	$5,811	$—

Liabilities
Undesignated interest rate swaps(2)	$53,042	$—	$53,042

Total liabilities	$53,042	$—	$53,042

(1)	The valuation measurement inputs of these marketable securities represent unadjusted quoted prices in active markets and, accordingly, we have classified such investments within Level 1 of the fair value hierarchy. The cost basis of our available-for-sale marketable securities was $5.5 million at December 31, 2012 and $5.2 million at September 30, 2013. We sold marketable securities with a cost basis of $0.3 million during the nine months ended September 30, 2013 and recorded a gain on the sale of $0.1 million, which was included within other expense, net in our condensed consolidated statement of operations.
(2)	The fair value of our interest rate financial derivative instruments reflects the estimated amounts that we would pay or receive to terminate the agreement at the reporting date, taking into account current interest rates, the market expectation for future interest rates and current creditworthiness of both the counterparties and ourselves. Observable inputs utilized in the income approach valuation technique incorporate identical contractual notional amounts, fixed coupon rates, periodic terms for interest payments and contract maturity. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments, if any, associated with our derivatives utilize Level 3 inputs, such as the estimates of the current credit spread, to evaluate the likelihood of default by us or our counterparties. We also considered the existence of offset provisions and other credit enhancements that serve to reduce the credit exposure associated with the asset or liability being valued. We have assessed the significance of the inputs of the credit valuation adjustments to the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Note 6 Retirement Plans and Other Retiree Benefits

(a) Pension and Other Postretirement Benefits

We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service, and certain actuarial assumptions. In addition, as part of the overall medical plan, we provide postretirement medical benefits to certain current retirees who meet the criteria under the medical plan for postretirement benefit eligibility.

The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods. The impact on the funded status as of October 1, the plan’s annual measurement date, is determined based upon market conditions in effect when we completed our annual valuation. During the nine months ended September 30, 2013, we made cash contributions to the defined benefit retirement plan of $28.9 million. We anticipate that we will make additional contributions of approximately $3.1 million to the defined benefit retirement plan during the remainder of 2013. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2013 will be approximately $4.3 million.

Included in accumulated other comprehensive loss at September 30, 2013 is $174.8 million ($110.8 million, net of tax) that has not yet been recognized in net periodic pension cost, which includes the unrecognized prior service credits and unrecognized actuarial losses.

Prior service credits and actuarial losses are reclassified from accumulated other comprehensive loss to net periodic pension benefit costs, which are included in both direct costs of revenue and selling, general and administrative on our condensed consolidated statements of operations for the three and nine months ended September 30, 2013. The following table presents these reclassifications, net of tax, as well as the reclassification of the realized gain on investments, and the statement of operations line items that are impacted (in thousands):

	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2013
Amortization of prior service credits reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$(15)	$(48)
Selling, general and administrative	(12)	(34)

Total	$(27)	$(82)

Amortization of actuarial loss reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$1,764	$5,481
Selling, general and administrative	1,316	3,760

Total	$3,080	$9,241

Realized losses on investments included in:
Other expense, net	$376	$335

Total	$376	$335

Net periodic pension benefit costs included the following components (in thousands):

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Service cost	$803	$829	$2,408	$2,489
Interest cost	4,765	4,561	14,296	13,683
Expected return on plan assets	(5,141)	(5,316)	(15,422)	(15,947)
Amortization of unrecognized prior service credit	(43)	(43)	(129)	(129)
Amortization of unrecognized net loss	3,498	4,856	10,493	14,567

Net periodic costs	$3,882	$4,887	$11,646	$14,663

Net periodic other postretirement benefit costs included the following components (in thousands):

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Service cost	$89	$73	$266	$219
Interest cost	1,240	1,065	3,719	3,208
Amortization of unrecognized prior service credit	—	—	—	797
Amortization of unrecognized net loss	172	91	515	272

Total costs	$1,501	$1,229	$4,500	$4,496

(b) Other Retirement Plans

We maintain two defined contribution retirement plans, qualified under the provisions of Section 401(k) of the Internal Revenue Code, for our employees in the United States. We recognized compensation expense for these plans of $5.0 million and $4.1 million during the nine months ended September 30, 2012 and 2013, respectively. We also maintain other defined contribution retirement plans in several non-U.S. jurisdictions, but such plans are not material to our financial position or results of operations.

Note 7 Satellites and Other Property and Equipment

(a) Satellites and Other Property and Equipment, net

Satellites and other property and equipment, net were comprised of the following (in thousands):

	As of December 31, 2012	As of September 30, 2013
Satellites and launch vehicles	$8,700,926	$8,505,960
Information systems and ground segment	524,285	549,495
Buildings and other	195,672	200,536

Total cost	9,420,883	9,255,991
Less: accumulated depreciation	(3,065,691)	(3,446,854)

Total	$6,355,192	$5,809,137

Satellites and other property and equipment are stated at historical cost, with the exception of satellites that have been impaired. Satellites and other property and equipment acquired as part of an acquisition are based on their fair value at the date of acquisition.

Satellites and other property and equipment, net as of December 31, 2012 and September 30, 2013 each included construction-in-progress of $0.7 billion. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $102.1 million and $32.1 million were capitalized during the nine months ended September 30, 2012 and 2013, respectively.

We have entered into launch contracts for the launch of both specified and unspecified future satellites. Each of these launch contracts may be terminated at our option, subject to payment of a termination fee that increases as the applicable launch date approaches. In addition, in the event of a failure of any launch, we may exercise our right to obtain a replacement launch within a specified period following our request for re-launch.

(b) Satellite Launches

On February 1, 2013, the launch vehicle for our IS-27 satellite failed shortly after liftoff and the satellite was completely destroyed. A Failure Review Board was established and subsequently concluded that the launch failed due to the mechanical failure of one of the first stage engine’s thrust control components. The satellite and launch vehicle were fully insured, and we received $406.2 million of insurance proceeds during the nine months ended September 30, 2013. Accounting for insured losses of fixed assets is governed by FASB ASC Topic 605-40, Revenue Recognition—Gains and Losses (“FASB ASC 605-40”). In accordance with FASB ASC 605-40, we recognized the surplus of insurance proceeds received over the $396.6 million book value of the IS-27 satellite and its related assets, and recorded a $9.6 million gain which is reflected as a gain on satellite insurance recoveries on our condensed consolidated statements of operations for the nine months ended September 30, 2013. These proceeds were used to redeem $366.4 million aggregate principal amount of Intelsat Luxembourg’s outstanding 11 1/4% Senior Notes due 2017 (the “2017 Senior Notes”). See Note 11—Long-Term Debt for further discussion.

(c) IS-19 Partial Loss Claim

On June 1, 2012, our IS-19 satellite experienced damage to its south solar array during launch operations. Although both solar arrays are deployed, the power available to the satellite is less than is required to operate 100% of the payload capacity. While the satellite is operational, the anomaly resulted in structural and electrical damage to one solar array wing, which reduced the amount of power available for payload operation. We filed a partial loss claim with our insurers related to the IS-19 solar array anomaly. As of September 30, 2013, all $84.8 million of the insurance proceeds from the partial loss claim had been received.

Note 8 Investments

We have ownership interests in two entities which met the criteria of a variable interest entity (“VIE”), Horizons Satellite Holdings, LLC (“Horizons Holdings”) and WP Com, S. de R.L. de C.V. (“WP Com”). We had a greater than 50% controlling ownership and voting interest in New Dawn Satellite Company, Ltd. (“New Dawn”) and therefore consolidated the New Dawn joint venture. In October 2012, we purchased the remaining ownership interest in New Dawn. Horizons Holdings, as well as WP Com, are discussed in further detail below, including our analyses of the primary beneficiary determination as required under FASB ASC Topic 810, Consolidation (“FASB ASC 810”).

(a) Horizons Holdings

We have a joint venture with JSAT International, Inc. (“JSAT”), a leading satellite operator in the Asia-Pacific region. The joint venture is named Horizons Satellite Holdings, LLC, and consists of two investments: Horizons-1 Satellite LLC (“Horizons-1”) and Horizons-2 Satellite LLC (“Horizons-2”). Horizons Holdings borrowed from JSAT a portion of the funds necessary to finance the construction of the Horizons-2 satellite pursuant to a loan agreement (the “Horizons 2 Loan Agreement”). We provide certain services to the joint venture and utilize capacity from the joint venture.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, and we have concluded that we are the primary beneficiary because decisions relating to any future relocation of the Horizons-2 satellite, the most significant asset of the joint venture, are effectively controlled by us. In accordance with FASB ASC 810, as the primary beneficiary, we consolidate Horizons Holdings within our condensed consolidated financial statements. Total assets and liabilities of Horizons Holdings were $136.2 million and $49.2 million as of December 31, 2012, respectively, and $104.0 million and $24.5 million as of September 30, 2013, respectively.

We also have a revenue sharing agreement with JSAT related to services sold on the Horizons satellites. We are responsible for billing and collection for such services and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Under the Horizons Holdings joint venture agreement, which was amended on September 30, 2011, we agreed to guarantee to JSAT certain minimum levels of annual gross revenues for a three-year period beginning in early 2012. This guarantee could require us to pay JSAT a maximum potential amount ranging from $7.8 million to $10.3 million per year over the three-year period, less applicable fees and commissions. We assess this guarantee on a quarterly basis, and in the nine months ended September 30, 2013 we recorded an expense of $6.7 million related to the guarantee, in addition to $5.6 million previously accrued in 2012. The expense was included in direct costs of revenue in our condensed consolidated statement of operations for the nine months ended September 30, 2013. Our current estimate of the total amount we expect to pay over the period of the guarantee (before applicable fees and commissions) is $12.3 million, of which $5.5 million was paid during the nine months ended September 30, 2013. The remaining liability of $6.8 million was included within accounts payable and accrued liabilities on our condensed consolidated balance sheet at September 30, 2013. Amounts payable to JSAT related to the revenue sharing agreement, net of applicable fees and commissions, from the Horizons-1 and Horizons-2 satellites were $3.6 million and $4.7 million as of December 31, 2012 and September 30, 2013, respectively.

        In connection with the Horizons Holdings investment in Horizons-2, we entered into a capital contribution and subscription agreement with JSAT in August 2005, which requires both us and JSAT to fund 50% of the amount due from Horizons Holdings under the Horizons 2 Loan Agreement. As of September 30, 2013, we had a receivable of $12.2 million from JSAT representing the total remaining future payments to be received from JSAT to fund their portion of the amount due under the Horizons 2 Loan Agreement. This amount is included in receivables, net on our condensed consolidated balance sheet as of September 30, 2013.

(b) New Dawn

In June 2008, we entered into a project and shareholders’ agreement (the “New Dawn Project Agreement”) with Convergence SPV, Ltd. (“Convergence Partners”) pursuant to which New Dawn, a Mauritius company in which we had a 74.9% indirect ownership interest and Convergence Partners had a 25.1% noncontrolling ownership interest, launched a satellite in April 2011 to provide satellite transponder services to customers in Africa. On October 5, 2012, we purchased from Convergence Partners the remaining ownership interest in New Dawn for $8.7 million, increasing our ownership from 74.9% to 100% (the “New Dawn Equity Purchase”). As a result, we consolidate New Dawn within our condensed consolidated financial statements, net of eliminating entries. Prior to the New Dawn Equity Purchase, we accounted for the percentage interest in New Dawn owned by Convergence Partners as a noncontrolling interest according to the guidance provided under FASB ASC 480 specifically related to the classification and measurement of redeemable securities. As a result of the New Dawn Equity Purchase, we eliminated the redeemable noncontrolling interest of $8.7 million in the fourth quarter of 2012 in accordance with FASB ASC 480.

(c) WP Com

We have formed a joint venture with Corporativo W. Com S. de R.L. de C.V. (“Corporativo”) named WP Com, S. de R.L. de C.V. We own 49% of the voting equity shares and 88% of the economic interest in WP Com and Corporativo owns the remaining 51% of the voting equity shares. PanAmSat de Mexico, S. de R.L. de C.V. (“PAS de Mexico”) is a subsidiary of WP Com, 99.9% of which is owned by WP Com, with the remainder of the equity interest split between us and Corporativo. We formed WP Com to enable us to operate in Mexico, and PAS de Mexico acts as a reseller of our satellite services to customers in Mexico and Ecuador. Profits and losses of WP Com are allocated to the joint venture partners based upon the voting equity shares.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810. In accordance with FASB ASC 810, we evaluated this joint venture to determine the primary beneficiary. We have concluded that we are the primary beneficiary because we influence the underlying business drivers of PAS de Mexico, including by acting as the sole provider for satellite services that PAS de Mexico resells. Furthermore, we have modified our pricing for these services to ensure that PAS de Mexico continues to operate in the Mexican market. Corporativo does not fund any of the operating expenses of PAS de Mexico. Thus, we consolidate WP Com within our condensed consolidated financial statements and we account for the percentage interest in the voting equity of WP Com owned by Corporativo as a noncontrolling interest, which is included in the equity section of our condensed consolidated balance sheet in accordance with FASB ASC 810.

(d) Equity Attributable to Intelsat S.A. and Noncontrolling Interests

The following tables present changes in equity attributable to the Company and equity attributable to our noncontrolling interests, which is included in the equity section of our condensed consolidated balance sheet (in thousands):

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit

Balance at January 1, 2012	$(1,198,885)	$50,926	$(1,147,959)
Net income (loss)	(151,137)	3,582	(147,555)
Dividends paid to noncontrolling interests	—	(8,838)	(8,838)
Repurchase of shares	(1)	—	(1)
Vesting of equity awards of certain executive officers	6,826	—	6,826
Mark to market adjustment for redeemable noncontrolling interest	(7,663)	—	(7,663)
Pension/postretirement liability adjustment	(7,288)	—	(7,288)
Other comprehensive income	388	—	388

Balance at December 31, 2012	$(1,357,760)	$45,670	$(1,312,090)

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit

Balance at January 1, 2013	$(1,357,760)	$45,670	$(1,312,090)
Net income (loss)	(328,311)	2,703	(325,608)
Dividends paid to noncontrolling interests	—	(6,569)	(6,569)
Initial public offering, net of costs	542,796	—	542,796
Change in classification of certain equity awards	18,899	—	18,899
Issuance of share-based compensation awards	15,407	—	15,407
Exercise of employee share options	490	—	490
Vesting of equity awards	7,426	—	7,426
Declaration of preferred stock dividend	(10,196)	—	(10,196)
Pension/postretirement liability adjustment	9,159	—	9,159
Other comprehensive income	733	—	733

Balance at September 30, 2013	$(1,101,357)	$41,804	$(1,059,553)

Note 9 Goodwill and Other Intangible Assets

The carrying amounts of goodwill and acquired intangible assets not subject to amortization consist of the following (in thousands):

	As of December 31, 2012	As of September 30, 2013
Goodwill	$6,780,827	$6,780,827
Trade name	70,400	70,400
Orbital locations	2,387,700	2,387,700

We account for goodwill and other non-amortizable intangible assets in accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other, and have deemed these assets to have indefinite lives. Therefore, these assets are not amortized but are tested on an annual basis for impairment during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable.

The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consist of the following (in thousands):

	As of December 31, 2012			As of September 30, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog and other	$743,760	$(520,204)	$223,556	$743,760	$(561,334)	$182,426
Customer relationships	534,030	(106,499)	427,531	534,030	(127,102)	406,928
Technology	2,700	(2,700)	—	2,700	(2,700)	—

Total	$1,280,490	$(629,403)	$651,087	$1,280,490	$(691,136)	$589,354

Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense of $68.8 million and $61.7 million for the nine months ended September 30, 2012 and 2013, respectively.

Note 10 Obligations to Former Shareholders of Intelsat Investments S.A.

On January 28, 2005, Intelsat, Ltd. (now known as Intelsat Investments S.A.) was acquired by Intelsat Holdings, and until January 2006, proceeds of the transaction were distributed to the former shareholders of Intelsat, Ltd. by an exchange agent upon receipt of required documentation from such former shareholders. After January 2006, Intelsat Holdings has paid out proceeds, also upon receipt of required documentation from such former shareholders. As of December 31, 2012 and September 30, 2013, $22.8 million was payable to the former shareholders. Interest does not accrue on these obligations, and they were included in accounts payable and accrued liabilities in our condensed consolidated balance sheet.

Note 11 Long-Term Debt

The carrying values and fair values of our notes payable and long-term debt were as follows (in thousands):

	As of December 31, 2012		As of September 30, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Intelsat S.A.:
Notes payable to former employee shareholders	$739	$739	$—	$—

Total Intelsat S.A. obligations	739	739	—	—

Intelsat Investment Holdings S.á r.l.:
Notes payable to former employee shareholders	129	129	—	—

Total Intelsat Investment Holdings S.á r.l. obligations	129	129	—	—

Intelsat Investments S.A.:
6.5% Senior Notes due November 2013	353,550	367,268	—	—

Unamortized discount on 6.5% Senior Notes	(25,312)	—	—	—

Total Intelsat Investments S.A. obligations	328,238	367,268	—	—

Intelsat Luxembourg:
11.25% Senior Notes due February 2017	2,805,000	2,966,288	—	—
11.5% / 12.5% Senior PIK Election Notes due February 2017	2,502,986	2,653,165	—	—
6.75% Senior Notes due June 2018	—	—	500,000	520,000
7.75% Senior Notes due June 2021	—	—	2,000,000	2,075,000
8.125% Senior Notes due June 2023	—	—	1,000,000	1,057,500

Total Intelsat Luxembourg obligations	5,307,986	5,619,453	3,500,000	3,652,500

Intelsat Jackson:
8.5% Senior Notes due November 2019	500,000	561,250	500,000	545,000
Unamortized discount on 8.5% Senior Notes	(3,218)	—	(2,955)	—
7.25% Senior Notes due October 2020	2,200,000	2,392,500	2,200,000	2,345,860
Unamortized premium on 7.25% Senior Notes	19,745	—	18,301	—
7.25% Senior Notes due April 2019	1,500,000	1,614,450	1,500,000	1,603,200
7.5% Senior Notes due April 2021	1,150,000	1,267,875	1,150,000	1,237,745
6.625% Senior Notes due December 2022	640,000	660,800	1,275,000	1,262,250
Unamortized premium on 6.625% Senior Notes	—	—	38,699	—
5.5% Senior Notes due August 2023	—	—	2,000,000	1,870,000
Senior Unsecured Credit Facilities due February 2014	195,152	192,713	—	—
New Senior Unsecured Credit Facilities due February 2014	810,876	800,740	—	—
Senior Secured Credit Facilities due April 2018	3,218,000	3,238,595	3,193,865	3,198,975
Unamortized discount on Senior Credit Facilities	(12,289)	—	(10,679)	—

Total Intelsat Jackson obligations	10,218,266	10,728,923	11,862,231	12,063,030

Horizons Holdings:
Loan Payable to JSAT	48,836	48,836	24,418	24,418

Total Horizons Holdings obligation	48,836	48,836	24,418	24,418

Total Intelsat S.A. long-term debt	15,904,194	$16,765,348	15,386,649	$15,739,948

Less:
Current portion of long-term debt	57,466		56,598

Total long-term debt, excluding current portion	$15,846,728		$15,330,051

The fair value for publicly traded instruments is determined using quoted market prices, and for non-publicly traded instruments, fair value is based upon composite pricing from a variety of sources, including market leading data providers, market makers, and leading brokerage firms. Substantially all of the inputs used to determine the fair value of our debt are classified as Level 1 inputs within the fair value hierarchy from FASB ASC 820, except our senior secured credit facilities, the inputs for which are classified as Level 2. The fair values of the notes payable to former employee shareholders and the Horizons Holdings obligation approximate their respective book values.

Senior Secured Credit Facilities

On January 12, 2011, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which includes a $3.25 billion term loan facility maturing in April 2018 and a $500.0 million revolving credit facility with a five year maturity, and borrowed the full $3.25 billion under the term loan facility. The term loan facility requires regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity on April 2, 2018. In October 2013, Intelsat Jackson prepaid $100.0 million of indebtedness outstanding under the term loan facility. Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of September 30, 2013, Intelsat Jackson had $486.3 million (net of standby letters of credit) of availability remaining thereunder.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility are (i) the London Inter-Bank Offered Rate (“LIBOR”) plus 3.25%, or (ii) the Above Bank Rate (“ABR”) plus 2.25%. The Jackson Credit Agreement Amendment stipulates that the interest rate may decrease to LIBOR plus 3.00% or ABR plus 2.00% based on the corporate family rating of Intelsat Jackson from Moody’s Investors Service, Inc. (“Moody’s”). LIBOR and the ABR, plus the applicable margins, are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Jackson Credit Agreement Amendment, and LIBOR will not be less than 1.25% per annum. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for borrowing under the term loan facility and revolving credit facility decreased to LIBOR plus 3.00% or ABR plus 2.00%.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.37 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 3.04 to 1.00 as of September 30, 2013.

New Dawn Credit Facilities

On December 5, 2008, New Dawn entered into a $215.0 million secured financing arrangement with an eight-year maturity that consisted of senior and mezzanine term loan facilities. Subsequent to the April 2011 launch of the IS-28 satellite, which experienced an anomaly resulting in the failure to deploy the C-band antenna reflector, the New Dawn joint venture filed a partial loss claim with its insurer. The claim was finalized and total insurance recoveries of $118.0 million were received. In July 2012, a payment of $112.2 million was made to prepay a portion of New Dawn’s outstanding borrowings under its credit facilities. In connection with this prepayment, we recognized a loss on early extinguishment of debt of $3.1 million during the third quarter of 2012, associated with the write-off of unamortized debt issuance costs.

2013 Intelsat Luxembourg Notes Offerings and Redemptions

On April 5, 2013, Intelsat Luxembourg completed an offering of $3.5 billion aggregate principal amount of Senior Notes, consisting of $500.0 million aggregate principal amount of 6 3/4% Senior Notes due 2018 (the “2018 Luxembourg Notes”), $2.0 billion aggregate principal amount of 7 3/4% Senior Notes due 2021(the “2021 Luxembourg Notes”) and $1.0 billion aggregate principal amount of 8 1/8% Senior Notes due 2023 (the “2023 Luxembourg Notes” and collectively with the 2018 Luxembourg Notes and the 2021 Luxembourg Notes, the “New Luxembourg Notes”). The net proceeds from this offering were used by Intelsat Luxembourg in April 2013 to redeem all $2.5 billion aggregate principal amount of Intelsat Luxembourg’s outstanding 11 1/2/12 1/2% Senior PIK Election Notes and $754.8 million aggregate principal amount of the 2017 Senior Notes.

On May 23, 2013, Intelsat Luxembourg redeemed $366.4 million aggregate principal amount of the 2017 Senior Notes. The redemption was funded by insurance proceeds received from our total loss claim for the IS-27 satellite launch failure (see Note 7(b)—Satellites and Other Property and Equipment—Satellite Launches).

In connection with the above redemptions, we recognized a loss on early extinguishment of debt of $232.1 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

2013 Intelsat Investments Notes Redemption

On April 12, 2012, we obtained agreements from affiliates of Goldman, Sachs & Co. and Morgan Stanley to provide unsecured term loan commitments sufficient to refinance in full the Intelsat Investments Notes on or immediately prior to their maturity date, in the event that Intelsat Investments did not otherwise refinance or retire the Intelsat Investments Notes. These term loans would have had a maturity of two years from funding, and the funding thereof was subject to various terms and conditions. Prior to the completion of the IPO, based on our ability and intent to refinance the Intelsat Investments Notes, these notes were reflected in long-term debt, net of current portion, on our condensed consolidated balance sheet at December 31, 2012.

On May 23, 2013, Intelsat Investments redeemed all of the outstanding $353.6 million aggregate principal amount of the Intelsat Investments Notes. The redemption of the Intelsat Investments Notes was funded by the proceeds of the IPO. In connection with the redemption of the Intelsat Investments Notes, we recognized a loss on early extinguishment of debt of $24.2 million in the second quarter of 2013, consisting of the difference between the carrying value of the debt redeemed and the total cash paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs. Additionally, in conjunction with the redemption of the Intelsat Investments Notes, the agreements to provide unsecured term loan commitments discussed above were terminated. We recorded a charge of $7.6 million related to this termination in the second quarter of 2013.

2013 Intelsat Jackson New Senior Unsecured Credit Facility Prepayment

On April 23, 2013, upon completion of the IPO, Intelsat Jackson prepaid $138.2 million of indebtedness outstanding under the New Senior Unsecured Credit Facility. The partial prepayment of the New Senior Unsecured Credit Facility was funded by the proceeds of the IPO. In connection with the partial prepayment of the New Senior Unsecured Credit Facility, we recognized a loss on early extinguishment of debt of $0.2 million in the second quarter of 2013, consisting of a write-off of unamortized debt issuance costs.

2013 Intelsat Jackson Notes Offerings, Credit Facility Prepayments and Redemptions

On June 5, 2013, Intelsat Jackson completed an offering of $2.6 billion aggregate principal amount of Senior Notes, consisting of $2.0 billion aggregate principal amount of 5 1⁄2% Senior Notes due 2023 (the “2023 Jackson Notes”) and $635.0 million aggregate principal amount of 6 5⁄8 % Senior Notes due 2022 (the “2022 Jackson Notes”, and collectively with the 2023 Jackson notes, the “New Jackson Notes”). The net proceeds from this offering were used by Intelsat Jackson in June 2013 to prepay all $672.7 million of indebtedness outstanding under its New Senior Unsecured Credit Facility, and all $195.2 million of indebtedness outstanding under its Senior Unsecured Credit Agreement, consisting of a senior unsecured term loan facility due February 2014 (the “Senior Unsecured Credit Facility”). The remaining net proceeds were used to redeem all of the remaining $1.7 billion aggregate principal amount outstanding of the 2017 Senior Notes.

In connection with these prepayments and redemptions, we recognized a loss on early extinguishment of debt of $110.3 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt prepaid and redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

2012 Intelsat Jackson Notes Offerings, Tender Offers and Redemptions

On April 26, 2012, Intelsat Jackson completed an offering of $1.2 billion aggregate principal amount of its 7 1/4% Senior Notes due 2020 (the “2020 Jackson Notes”). Intelsat Jackson had previously issued $1.0 billion aggregate principal amount of the 2020 Jackson Notes on September 30, 2010. The net proceeds from the April 2012 offering were used by Intelsat Jackson to repurchase or redeem all of the $701.9 million aggregate principal amount of Intelsat Jackson’s outstanding 9 1/2% Senior Notes due 2016 and $445.0 million aggregate principal amount of Intelsat Jackson’s 11 1/4% Senior Notes due 2016 (the “2016 Jackson 11 1/4% Notes”). In connection with these repurchases and redemptions, we recognized a loss on early extinguishment of debt of $43.4 million during the second quarter of 2012, consisting of the difference between the carrying value of the aggregate debt repurchased or redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt premium and debt issuance costs.

On October 3, 2012, Intelsat Jackson completed an offering of $640.0 million aggregate principal amount of 6 5/8% Senior Notes due 2022 (the “2022 Intelsat Jackson Notes”). The net proceeds from the October 2012 offering were used by Intelsat Jackson to repurchase or redeem all of its remaining outstanding $603.2 million principal amount of 2016 Jackson 11 1/4% Notes. In connection with these repurchases and redemptions, we recognized a loss on early extinguishment of debt of $24.3 million in the fourth quarter of 2012, consisting of the difference between the carrying value of the debt repurchased or redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt premium.

Note 12 Derivative Instruments and Hedging Activities

Interest Rate Swaps

We are subject to interest rate risk primarily associated with our variable-rate borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes: the risk of increasing interest rates on short-term debt; the risk of increasing interest rates for planned new fixed long-term financings; and the risk of increasing interest rates for planned refinancing using long-term fixed-rate debt. We have entered into interest rate swap agreements to reduce the impact of interest rate movements on future interest expense by converting substantially all of our floating-rate debt to a fixed rate.

As of September 30, 2013, we held interest rate swaps with an aggregate notional amount of $1.6 billion which mature in January 2016. These swaps were entered into, as further described below, to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities, but have not been designated as hedges for accounting purposes. On a quarterly basis, we receive a floating rate of interest equal to the three-month LIBOR and pay a fixed rate of interest. On the interest rate reset date of September 12, 2013, the interest rate which the counterparties utilized to compute interest due to us was determined to be 0.25%. From June 14, 2013 to September 15, 2013, the rate we paid averaged 1.97% and the rate we received averaged 0.27%. On March 14, 2013, our interest rate swap with an aggregate notional principal amount of $731.4 million expired.

The counterparties to our interest rate swap agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of the interest rate swaps, our exposure is limited to the interest rate differential on the notional amount at each quarterly settlement period over the life of the agreement. We do not anticipate non-performance by the counterparties.

All of our interest rate swaps were undesignated as of September 30, 2013. The swaps are marked-to-market quarterly with any change in fair value recorded within (gains) losses on derivative financial instruments in our condensed consolidated statements of operations. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements of our derivatives. The fair value measurement of derivatives could result in either a net asset or a net liability position for us. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting arrangements as applicable and necessary. When the swaps are in a net liability position for us, the credit valuation adjustments are calculated by determining the total expected exposure of the derivatives, incorporating the current and potential future exposures and then applying an applicable credit spread to the exposure. The total expected exposure of a derivative is derived using market-observable inputs, such as yield curves and volatilities. The inputs utilized for our own credit spread are based on implied spreads from traded levels of our debt. Accordingly, as of September 30, 2013, we recorded a non-cash credit valuation adjustment of approximately $2.2 million as a reduction to our liability.

The following table sets forth the fair value of our derivatives by category (in thousands):

		Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2012	September 30, 2013
Undesignated interest rate swaps	Other current liabilities	$7,246	$1,156
Undesignated interest rate swaps	Other long-term liabilities	67,318	51,886

Total derivatives		$74,564	$53,042

The following table sets forth the effect of the derivative instruments on the condensed consolidated statements of operations (in thousands):

Derivatives not designated as hedging instruments	Presentation in Statements of Operations	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Undesignated interest rate swaps	(Gains) losses on derivative financial instruments	$12,037	$7,866	$37,651	$5,274

Note 13 Income Taxes

The majority of our operations are located in taxable jurisdictions, including Luxembourg, the United States and the United Kingdom. Our Luxembourg companies that file tax returns as a consolidated group generated a loss for the nine months ended September 30, 2013. Due to our cumulative losses in recent years, and the inherent uncertainty associated with the realization of future taxable income in the foreseeable future, we recorded a full valuation allowance against the net operating losses generated in Luxembourg. The difference between tax expense (benefit) reported in the condensed consolidated statements of operations and tax computed at statutory rates is attributable to the valuation allowance on losses generated in Luxembourg, the provision for foreign taxes, which were principally in the United States and the United Kingdom, as well as withholding taxes on revenue earned in many of the foreign markets in which we operate.

As of December 31, 2012 and September 30, 2013, our gross unrecognized tax benefits were $67.0 million and $64.4 million, respectively (including interest and penalties), of which $48.4 million and $45.0 million, respectively, if recognized, would affect our effective tax rate. As of December 31, 2012 and September 30, 2013, we had recorded reserves for interest and penalties in the amount of $11.6 million and $13.8 million, respectively. We continue to recognize interest and, to the extent applicable, penalties with respect to the unrecognized tax benefits as income tax expense. Since December 31, 2012, the change in the balance of unrecognized tax benefits consisted of a decrease of $4.8 million related to prior period tax positions and an increase of $2.2 million related to current tax positions.

We operate in various taxable jurisdictions throughout the world and our tax returns are subject to audit and review from time to time. We consider Luxembourg, the United States and the United Kingdom to be our significant tax jurisdictions. Our Luxembourg, U.S. and U.K. subsidiaries are subject to income tax examination for periods after December 31, 2003. Within the next twelve months, we believe that there are no jurisdictions in which the outcome of unresolved tax issues or claims is likely to be material to our results of operations, financial position or cash flows.

On March 7, 2011, Intelsat Holding Corporation, the former parent of Intelsat Corporation (“Intelsat Corp”), was notified by the Internal Revenue Service of its intent to initiate an audit for the tax years ending December 31, 2008 and 2009. On May 6, 2013, Intelsat Holding Corporation received a letter from the Internal Revenue Service effectively closing the audit of our federal income tax returns for these years. Certain previously unrecognized tax benefits were recognized as a result of the conclusion of this audit.

On March 7, 2013, Intelsat USA Sales Corporation (since January 2011, Intelsat USA Sales LLC, a disregarded subsidiary of Intelsat Corp) was notified by the U. S. Internal Revenue Service of its intent to initiate an audit for the tax year ending on December 31, 2010. Intelsat USA Sales LLC wholly owns Intelsat General Corporation, which provides services to U.S. government and other select military organizations and their contractors, as well as other commercial customers. At this point in time, it is too early to assess the probability of any adjustments resulting from this audit.

During the three months ended September 30, 2013, we implemented an internal subsidiary reorganization. As a result, we recorded a significant tax benefit related to foreign tax credits we intend to elect to claim on our U.S. subsidiaries’ tax returns. These foreign tax credits primarily relate to taxes paid in prior years and are expected to reduce our future tax obligations.

Prior to August 20, 2004, Intelsat Corp, joined with The DIRECTV Group and General Motors Corporation in filing a consolidated U.S. federal income tax return. In April 2004, Intelsat Corp entered into a tax separation agreement with The DIRECTV Group that superseded four earlier tax-related agreements among Intelsat Corp and its subsidiaries, The DIRECTV Group and certain of its affiliates. Pursuant to the tax separation agreement, The DIRECTV Group agreed to indemnify Intelsat Corp for all federal and consolidated state and local income taxes a taxing authority may attempt to collect from Intelsat Corp regarding any liability for the federal or consolidated state or local income taxes of General Motors Corporation and The DIRECTV Group, except those income taxes Intelsat Corp is required to pay under the tax separation agreement. In addition, The DIRECTV Group agreed to indemnify Intelsat Corp for any taxes (other than those taxes described in the preceding sentence) related to any periods or portions of such periods ending on, or prior to, the day of the closing of the PanAmSat Corporation recapitalization, which occurred on August 20, 2004, in amounts equal to 80% of the first $75.0 million of such other taxes and 100% of any other taxes in excess of the first $75.0 million. As a result, Intelsat Corp’s tax exposure after indemnification related to these periods is capped at $15.0 million, of which $4.0 million has been paid to date. The tax separation agreement with The DIRECTV Group is effective from August 20, 2004 until the expiration of the statute of limitations with respect to all taxes to which the tax separation agreement relates. As of December 31, 2012 and September 30, 2013, we had a tax indemnification receivable of $2.3 million.

Note 14 Commitments and Contingencies

(a) Litigation and Claims

We are subject to litigation in the ordinary course of business. Management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

(b) LCO Protection

Most of the customer service commitments entered into prior to our privatization were transferred to us pursuant to novation agreements. Certain of these agreements contained provisions, including provisions for lifeline connectivity obligation (“LCO”) protection, which constrained our ability to price services in some circumstances. On July 18, 2013, LCO protection ceased under these customer service agreements and as a result no contract amounts were covered as of September 30, 2013.

Note 15 Business and Geographic Segment Information

We operate in a single industry segment in which we provide satellite services to our communications customers around the world. Revenue by region is based on the locations of customers to which services are billed. Our satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of our remaining assets, substantially all are located in the United States.

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. Our customer agreements also cover services that we procure from third parties and resell, which we refer to as off-network services. These services can include transponder services and other satellite-based transmission services in frequencies not available on our network. Under the category off-network and other revenues, we also include revenues from consulting and other services.

The geographic distribution of our revenue based upon billing region of the customer was as follows:

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
North America	47%	45%	47%	45%
Europe	16%	16%	16%	16%
Africa and Middle East	15%	15%	16%	15%
Latin America and Caribbean	15%	16%	15%	16%
Asia Pacific	7%	8%	6%	8%

Approximately 4% of our revenue was derived from our largest customer during each of the three month and nine month periods ended September 30, 2012 and 2013. Our ten largest customers accounted for approximately 26% and 25% of our revenue for the three month and nine month periods ended September 30, 2012 and 2013, respectively.

Our revenues were derived from the following services, with Off-Network and Other Revenues shown separately from On-Network Revenues (in thousands, except percentages):

	Three Months Ended September 30, 2012		Three Months Ended September 30, 2013		Nine Months Ended September 30, 2012		Nine Months Ended September 30, 2013
On-Network Revenues
Transponder services	$487,035	74%	$494,947	76%	$1,447,797	75%	$1,494,626	76%
Managed services	69,751	11%	77,008	12%	202,928	11%	224,682	12%
Channel	22,744	4%	17,471	3%	70,025	4%	55,290	3%

Total on-network revenues	579,530	89%	589,426	90%	1,720,750	89%	1,774,598	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	60,844	9%	50,443	8%	180,665	9%	150,731	8%
Satellite-related services	14,572	2%	11,975	2%	36,368	2%	35,445	2%

Total off-network and other revenues	75,416	12%	62,418	10%	217,033	11%	186,176	10%

Total	$654,946	100%	$651,844	100%	$1,937,783	100%	$1,960,774	100%

Note 16 Related Party Transactions

(a) Shareholders’ Agreements

Certain shareholders of Intelsat Global S.A. entered into shareholders’ agreements on February 4, 2008. The shareholders’ agreements were assigned to Intelsat S.A. by amendments effective as of March 30, 2012. The shareholders’ agreements and the articles of incorporation of Intelsat S.A. provided, among other things, for the governance of Intelsat S.A. and its subsidiaries and provided specific rights to and limitations upon the holders of Intelsat S.A.’s share capital with respect to shares held by such holders. In connection with the IPO in April 2013, these articles of incorporation and shareholders’ agreements were amended.

(b) Monitoring Fee Agreement

Intelsat Luxembourg had the 2008 MFA with BC Partners Limited and Silver Lake Management Company III, L.L.C., (together, the “2008 MFA Parties”), pursuant to which the 2008 MFA Parties provided certain monitoring, advisory and consulting services to Intelsat Luxembourg.

In connection with the IPO in April 2013, the 2008 MFA was terminated and we paid a fee of $39.1 million to the 2008 MFA Parties in connection with the termination. The $39.1 million payment, together with a write-off of $17.2 million of prepaid fees relating to the balance of 2013, were expensed upon consummation of the IPO, and are included within selling, general and administrative expenses in our condensed consolidated statement of operations. We recorded expense for services associated with the 2008 MFA of $18.8 million for the nine months ended September 30, 2012. We recorded expense for services associated with, and including the termination of, the 2008 MFA of $64.2 million for the nine months ended September 30, 2013.

(c) Ownership by Management

Certain directors, officers and key employees of Intelsat S.A. and its subsidiaries hold common shares, restricted shares, options and share-based compensation arrangements of Intelsat S.A. (see Note 4—Share-based and Other Compensation Plans). In the aggregate, these shares and arrangements outstanding as of September 30, 2013 comprise approximately 6.5% of the voting equity of Intelsat S.A. on a fully diluted basis, excluding Series A Preferred Shares.

In April 2013, an entity associated with SLP III Investment Holding S.à r.l., one of our principal shareholders, purchased 100,000 Series A Preferred Shares.

(d) Horizons Holdings

We have a 50% ownership interest in Horizons Holdings as a result of a joint venture with JSAT (see Note 8(a)—Investments—Horizons Holdings).

(e) New Dawn

We had a 74.9% ownership interest in New Dawn as a result of the New Dawn Project Agreement with Convergence Partners. On October 5, 2012, we purchased the remaining ownership interest from Convergence Partners (see Note 8(b)—Investments—New Dawn).

(f) WP Com

We have a 49% ownership interest in WP Com as a result of a joint venture with Corporativo (see Note 8(c)—Investments—WP Com).

Note 17 Supplemental Consolidating Financial Information

On April 5, 2011, Intelsat Jackson completed an offering of $2.65 billion aggregate principal amount of senior notes, consisting of $1.5 billion aggregate principal amount of the 7 1/4% Senior Notes due 2019 and $1.15 billion aggregate principal amount of the 7 1/2% Senior Notes due 2021 (collectively the “2011 Jackson Notes”). The 2011 Jackson Notes are fully and unconditionally guaranteed, jointly and severally, by Intelsat S.A., Intelsat Holdings, Intelsat Investment Holdings S.à r.l. and Intelsat Investments (collectively, the “Parent Guarantors”); Intelsat Luxembourg and certain wholly-owned subsidiaries of Intelsat Jackson (the “Subsidiary Guarantors”).

On April 26, 2012, Intelsat Jackson completed an offering of $1.2 billion aggregate principal amount of the 2020 Jackson Notes, which are fully and unconditionally guaranteed, jointly and severally, by the Parent Guarantors, Intelsat Luxembourg and the Subsidiary Guarantors.

Separate financial statements of the Parent Guarantors, Intelsat Luxembourg, Intelsat Jackson and the Subsidiary Guarantors are not presented because management believes that such financial statements would not be material to investors. Investments in Intelsat Jackson’s subsidiaries in the following condensed consolidating financial information are accounted for under the equity method of accounting. Consolidating adjustments include the following:

•	elimination of investment in subsidiaries;

•	elimination of intercompany accounts;

•	elimination of intercompany sales between guarantor and non-guarantor subsidiaries; and

•	elimination of equity in earnings (losses) of subsidiaries.

Other comprehensive loss for the three months ended September 30, 2012 was $1.7 million compared to other comprehensive income of $3.6 million for the three months ended September 30, 2013. Other comprehensive income for the nine months ended September 30, 2012 was $3.1 million compared to $9.9 million for the nine months ended September 30, 2013. Other comprehensive income (loss) is fully attributable to the Subsidiary Guarantors, which are also consolidated within Intelsat Jackson.

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF SEPTEMBER 30, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$669	$151	$362,976	$146,593	$40,575	$(146,593)	$404,371
Receivables, net of allowance	—	9	181,330	180,982	84,200	(180,982)	265,539
Deferred income taxes	—	—	92,416	92,416	1,973	(92,416)	94,389
Prepaid expenses and other current assets	2,182	—	35,018	35,058	14,755	(35,149)	51,864
Intercompany receivables	—	176,799	242,659	—	14,862	(434,320)	—

Total current assets	2,851	176,959	914,399	455,049	156,365	(889,460)	816,163
Satellites and other property and equipment, net	—	—	5,697,442	5,697,442	153,179	(5,738,926)	5,809,137
Goodwill	—	—	6,780,827	6,780,827	—	(6,780,827)	6,780,827

Non-amortizable intangible assets	—	—	2,458,100	2,458,100	—	(2,458,100)	2,458,100
Amortizable intangible assets, net	—	—	589,354	589,354	—	(589,354)	589,354
Investment in affiliates	(555,799)	2,859,121	227,148	227,148	—	(2,757,618)	—
Other assets	88	42,608	353,587	214,979	7,359	(209,226)	409,395

Total assets	$(552,860)	$3,078,688	$17,020,857	$16,422,899	$316,903	$(19,423,511)	$16,862,976

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$30,937	$129	$101,830	$101,616	$21,152	$(101,707)	$153,957
Accrued interest payable	—	132,000	281,817	1,828	119	(1,828)	413,936
Current portion of long-term debt	—	—	32,180	—	24,418	—	56,598
Deferred satellite performance incentives	—	—	20,120	20,120	1,583	(20,120)	21,703
Other current liabilities	—	—	146,696	145,540	3,710	(145,540)	150,406
Intercompany payables	434,320	—	—	41,265	—	(475,585)	—

Total current liabilities	465,257	132,129	582,643	310,369	50,982	(744,780)	796,600
Long-term debt, net of current portion	—	3,500,000	11,830,051	—	—	—	15,330,051
Deferred satellite performance incentives, net of current portion	—	—	157,391	157,391	1,164	(157,391)	158,555
Deferred revenue, net of current portion	—	—	877,739	877,739	2,631	(877,739)	880,370
Deferred income taxes	—	—	238,112	238,112	23,530	(232,407)	267,347
Accrued retirement benefits	—	—	270,661	270,661	411	(270,661)	271,072
Other long-term liabilities	—	—	205,139	153,254	13,395	(153,254)	218,534

Shareholders’ equity (deficit):
Common shares	1,055	669,036	4,322,518	9,191,110	24	(14,182,688)	1,055
Preferred shares	35	—	—	—	—	—	35
Other shareholders’ equity (deficit)	(1,019,207)	(1,222,477)	(1,463,397)	5,224,263	224,766	(2,804,591)	(1,060,643)

Total liabilities and shareholders’ equity	$(552,860)	$3,078,688	$17,020,857	$16,422,899	$316,903	$(19,423,511)	$16,862,976

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2012

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$81	$91	$133,379	$131,107	$53,934	$(131,107)	$187,485
Receivables, net of allowance	27	4	229,667	229,298	89,111	(265,893)	282,214
Deferred income taxes	—	—	92,806	92,806	1,973	(92,806)	94,779
Prepaid expenses and other current assets	525	—	27,871	27,821	12,923	(30,432)	38,708
Intercompany receivables	—	6,838	612,341	3,178,865	—	(3,798,044)	—

Total current assets	633	6,933	1,096,064	3,659,897	157,941	(4,318,282)	603,186
Satellites and other property and equipment, net	—	—	6,111,636	6,111,636	259,650	(6,127,730)	6,355,192
Goodwill	—	—	6,780,827	6,780,827	—	(6,780,827)	6,780,827
Non-amortizable intangible assets	—	—	2,458,100	2,458,100	—	(2,458,100)	2,458,100
Amortizable intangible assets, net	—	—	651,087	651,087	—	(651,087)	651,087
Investment in affiliates	(403,878)	5,085,284	213,001	213,001	10	(5,106,408)	1,010
Other assets	9,741	84,402	296,410	184,574	20,138	(178,821)	416,444

Total assets	$(393,504)	$5,176,619	$17,607,125	$20,059,122	$437,739	$(25,621,255)	$17,265,846

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$81,129	$—	$168,823	$168,248	$24,170	$(207,453)	$234,917
Accrued interest payable	3,840	227,953	135,623	2,288	270	(2,288)	367,686
Current portion of long-term debt	868	—	32,180	—	24,418	—	57,466
Deferred satellite performance incentives	—	—	20,224	20,224	1,255	(20,224)	21,479
Other current liabilities	—	—	153,857	146,611	4,257	(147,944)	156,781
Intercompany payables	504,460	—	—	—	114,719	(619,179)	—

Total current liabilities	590,297	227,953	510,707	337,371	169,089	(997,088)	838,329
Long-term debt, net of current portion	328,238	5,307,986	10,186,086	—	24,418	—	15,846,728
Deferred satellite performance incentives, net of current portion	—	—	170,684	170,684	1,979	(170,684)	172,663
Deferred revenue, net of current portion	—	—	845,327	845,327	3,498	(859,991)	834,161
Deferred income taxes	—	—	266,340	266,340	14,627	(260,634)	286,673
Accrued retirement benefits	—	—	299,187	299,187	—	(299,187)	299,187
Other long-term liabilities	—	41,760	243,510	176,193	14,925	(176,193)	300,195

Shareholders’ equity (deficit):
Common shares	832	669,036	4,322,518	8,773,388	24	(13,764,966)	832
Other shareholders’ equity (deficit)	(1,312,871)	(1,070,116)	762,766	9,190,632	209,179	(9,092,512)	(1,312,922)

Total liabilities and shareholders’ equity	$(393,504)	$5,176,619	$17,607,125	$20,059,122	$437,739	$(25,621,255)	$17,265,846

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$596,301	$596,306	$164,161	$(704,924)	$651,844

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	65,463	65,463	136,863	(174,073)	93,716
Selling, general and administrative	1,852	13	42,899	42,926	11,534	(42,935)	56,289
Depreciation and amortization	—	—	178,500	178,500	8,357	(179,466)	185,891
Gains on derivative financial instruments	—	—	7,866	—	—	—	7,866

Total operating expenses	1,852	13	294,728	286,889	156,754	(396,474)	343,762

Income (loss) from operations	(1,852)	(13)	301,573	309,417	7,407	(308,450)	308,082
Interest (income) expense, net	2,513	78,747	168,381	(302)	(232)	302	249,409
Subsidiary income	91,198	173,382	6,679	6,679	—	(277,938)	—
Other income (expense), net	(2)	—	16	16,005	(410)	(16,005)	(396)

Income before income taxes	86,831	94,622	139,887	332,403	7,229	(602,695)	58,277
Provision for (benefit from) income taxes	—	—	(33,495)	(33,495)	3,198	33,495	(30,297)

Net income	86,831	94,622	173,382	365,898	4,031	(636,190)	88,574
Net income attributable to noncontrolling interest	—	—	—	—	(776)	—	(776)

Net income attributable to Intelsat S.A.	$86,831	$94,622	$173,382	$365,898	$3,255	$(636,190)	$87,798

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated

Revenue	$—	$—	$581,615	$581,615	$185,113	$(693,397)	$654,946

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	63,294	63,294	151,396	(175,076)	102,908
Selling, general and administrative	1,006	6,287	28,354	28,223	11,423	(28,223)	47,070
Depreciation and amortization	—	—	182,263	182,263	10,023	(182,577)	191,972
Losses on derivative financial instruments	—	—	11,277	—	760	—	12,037

Total operating expenses	1,006	6,287	285,188	273,780	173,602	(385,876)	353,987

Income (loss) from operations	(1,006)	(6,287)	296,427	307,835	11,511	(307,521)	300,959
Interest (income) expense, net	16,784	152,724	141,152	(49,869)	2,079	49,869	312,739
Loss on early extinguishment of debt	—	—	(2)	—	(3,104)	—	(3,106)
Subsidiary income	3,391	164,801	12,860	12,860	—	(193,912)	—
Other income (expense), net	(12)	—	1,740	1,740	(2,376)	(23,072)	(21,980)

Income (loss) before income taxes	(14,411)	5,790	169,873	372,304	3,952	(574,374)	(36,866)
Provision for (benefit from) income taxes	—	—	5,072	5,072	(6,589)	(5,072)	(1,517)

Net income (loss)	(14,411)	5,790	164,801	367,232	10,541	(569,302)	(35,349)
Net income attributable to noncontrolling interest	—	—	—	—	(81)	—	(81)

Net income (loss) attributable to Intelsat S.A.	$(14,411)	$5,790	$164,801	$367,232	$10,460	$(569,302)	$(35,430)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$1,789,061	$1,789,070	$503,468	$(2,120,825)	$1,960,774

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	206,515	206,515	371,099	(492,489)	291,640
Selling, general and administrative	60,993	8,135	117,246	116,487	53,317	(116,516)	239,662
Depreciation and amortization	—	—	536,140	536,140	26,163	(538,395)	560,048
Gains on derivative financial instruments	—	—	5,274	—	—	—	5,274
Gain on satellite insurance recoveries	—	—	(9,618)	(9,618)	—	9,618	(9,618)

Total operating expenses	60,993	8,135	855,557	849,524	450,579	(1,137,782)	1,087,006

Income (loss) from operations	(60,993)	(8,135)	933,504	939,546	52,889	(983,043)	873,768
Interest (income) expense, net	38,354	369,544	462,951	(38,852)	(1,402)	38,852	869,447
Loss on early extinguishment of debt	(24,185)	(341,351)	(1,258)	—	—	—	(366,794)
Subsidiary income (loss)	(161,276)	582,178	66,001	66,001	—	(552,904)	—
Other income (expense), net	(6)	—	(240)	15,750	(3,984)	(15,750)	(4,230)

Income (loss) before income taxes	(284,814)	(136,852)	535,056	1,060,149	50,307	(1,590,549)	(366,703)
Provision for (benefit from) income taxes	—	—	(47,122)	(47,122)	6,027	47,122	(41,095)

Net income (loss)	(284,814)	(136,852)	582,178	1,107,271	44,280	(1,637,671)	(325,608)
Net income attributable to noncontrolling interest	—	—	—	—	(2,703)	—	(2,703)

Net income (loss) attributable to Intelsat S.A.	$(284,814)	$(136,852)	$582,178	$1,107,271	$41,577	$(1,637,671)	$(328,311)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated

Revenue	$—	$—	$1,718,186	$1,718,190	$543,803	$(2,042,396)	$1,937,783

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	194,870	215,397	436,559	(539,602)	307,224
Selling, general and administrative	3,261	18,992	93,022	91,921	36,384	(91,921)	151,659
Depreciation and amortization	—	—	538,371	521,267	30,046	(522,212)	567,472
Losses on derivative financial instruments	—	—	36,053	—	1,598	—	37,651

Total operating expenses	3,261	18,992	862,316	828,585	504,587	(1,153,735)	1,064,006

Income (loss) from operations	(3,261)	(18,992)	855,870	889,605	39,216	(888,661)	873,777
Interest (income) expense, net	49,244	457,983	434,154	(176,193)	10,780	176,193	952,161
Loss on early extinguishment of debt	—	—	(43,385)	—	(3,104)	—	(46,489)
Subsidiary income (loss)	(71,798)	412,835	24,538	24,538	—	(390,113)	—
Other income (expense), net	(13)	(1)	5,328	5,334	(4,296)	(27,334)	(20,982)

Income (loss) before income taxes	(124,316)	(64,141)	408,197	1,095,670	21,036	(1,482,301)	(145,855)
Provision for (benefit from) income taxes	—	—	(4,638)	(4,638)	3,512	4,654	(1,110)

Net income (loss)	(124,316)	(64,141)	412,835	1,100,308	17,524	(1,486,955)	(144,745)
Net income attributable to noncontrolling interest	—	—	—	—	(643)	—	(643)

Net income (loss) attributable to Intelsat S.A.	$(124,316)	$(64,141)	$412,835	$1,100,308	$16,881	$(1,486,955)	$(145,388)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated

Cash flows from operating activities:	$(109,023)	$(445,373)	$1,167,839	$1,459,891	$24,250	$(1,459,891)	$637,693

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(473,538)	(473,538)	(6,775)	473,538	(480,313)
Proceeds from insurance settlements	—	—	487,930	487,930	—	(487,930)	487,930
Payment on satellite performance incentives from insurance proceeds	—	—	(19,199)	(19,199)	—	19,199	(19,199)
Repayment from (disbursements for) intercompany loans	(25,897)	—	(2,222,821)	(613,573)	3,493	2,858,798	—
Investment in subsidiaries	(10,115)	(17,248)	(280)	(280)	—	27,923	—
Dividend from affiliates	18,281	345,912	7,319	7,319	—	(378,831)	—
Other investing activities	—	—	(2,000)	(2,000)	—	2,000	(2,000)

Net cash provided by (used in) investing activities	(17,731)	328,664	(2,222,589)	(613,341)	(3,282)	2,514,697	(13,582)

Cash flows from financing activities:
Repayments of long-term debt	(353,550)	(5,307,986)	(1,110,163)	—	(24,418)	—	(6,796,117)
Repayment of notes payable to former shareholders	(868)	—	—	—	—	—	(868)
Payment of premium on early extinguishment of debt	(9,395)	(301,762)	(67)	—	—	—	(311,224)
Proceeds from issuance of long-term debt	—	3,500,000	2,754,688	—	—	—	6,254,688
Proceeds from (repayment of) intercompany borrowing	(52,391)	2,289,335	22,404	(44,111)	(14,123)	(2,201,114)	—
Debt issuance costs	—	(44,536)	(40,412)	—	—	—	(84,948)
Proceeds from initial public offering	572,500	—	—	—	—	—	572,500
Stock issuance costs	(26,683)	—	—	—	—	—	(26,683)
Dividends paid to preferred shareholders	(2,755)	—	—	—	—	—	(2,755)
Capital contribution from parent	—	—	17,248	32,144	10,395	(59,787)	—
Dividends to shareholders	—	(18,281)	(345,912)	(805,660)	(7,319)	1,177,172	—
Principal payments on deferred satellite performance incentives	—	—	(13,063)	(13,063)	(487)	13,063	(13,550)
Capital contribution from noncontrolling interest	—	—	—	—	12,209	—	12,209
Dividends paid to noncontrolling interest	—	—	—	—	(6,569)	—	(6,569)
Other financing activities	490	—	—	—	—	—	490

Net cash provided by (used in) financing activities	127,348	116,770	1,284,723	(830,690)	(30,312)	(1,070,666)	(402,827)

Effect of exchange rate changes on cash and cash equivalents	(6)	(1)	(376)	(374)	(4,015)	374	(4,398)

Net change in cash and cash equivalents	588	60	229,597	15,486	(13,359)	(15,486)	216,886
Cash and cash equivalents, beginning of period	81	91	133,379	131,107	53,934	(131,107)	187,485

Cash and cash equivalents, end of period	$669	$151	$362,976	$146,593	$40,575	$(146,593)	$404,371

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated

Cash flows from operating activities:	$(16,456)	$(626,643)	$1,135,247	$846,702	$66,746	$(846,702)	$558,894

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(708,494)	(708,494)	(6,607)	708,494	(715,101)
Repayment from (disbursements for) intercompany loans	—	—	5,542	(33,791)	—	28,249	—
Investment in subsidiaries	(4,889)	—	261	261	—	4,367	—
Dividend from affiliates	18,390	644,218	17,307	17,307	—	(697,222)	—

Net cash provided by (used in) investing activities	13,501	644,218	(685,384)	(724,717)	(6,607)	43,888	(715,101)

Cash flows from financing activities:
Repayments of long-term debt	—	—	(1,461,288)	—	(27,725)	—	(1,489,013)
Repayment of notes payable to former shareholders	(1,314)	—	—	—	—	—	(1,314)
Proceeds from issuance of long-term debt	—	—	1,661,000	—	—	—	1,661,000
Proceeds from (repayment of) intercompany borrowing	11,820	—	—	—	(17,362)	5,542	—
Debt issuance costs	—	—	(19,444)	—	—	—	(19,444)
Payment of premium on early retirement of debt	—	—	(39,477)	—	—	—	(39,477)
Principal payments on deferred satellite performance incentives	—	—	(10,767)	(10,767)	(899)	10,767	(11,666)
Capital contribution from parent	—	—	—	42,437	4,628	(47,065)	—
Dividends to shareholders	—	(18,390)	(644,218)	(316,500)	(17,307)	996,415	—
Capital contribution from noncontrolling interest	—	—	—	—	12,209	—	12,209
Dividends paid to noncontrolling interest	—	—	—	—	(6,782)	—	(6,782)

Net cash provided by (used in) financing activities	10,506	(18,390)	(514,194)	(284,830)	(53,238)	965,659	105,513

Effect of exchange rate changes on cash and cash equivalents	(13)	(1)	(432)	(426)	(4,297)	426	(4,743)

Net change in cash and cash equivalents	7,538	(816)	(64,763)	(163,271)	2,604	163,271	(55,437)
Cash and cash equivalents, beginning of period	2,535	908	240,175	237,906	53,106	(237,906)	296,724

Cash and cash equivalents, end of period	$10,073	$92	$175,412	$74,635	$55,710	$(74,635)	$241,287

(Certain totals may not add due to the effects of rounding)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and their notes included elsewhere in this Quarterly Report. See “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.

Overview

We operate the world’s largest satellite services business, providing a critical layer in the global communications infrastructure. We generate more revenue, operate more satellite capacity, hold more orbital location rights, contract more backlog, serve more commercial customers and deliver services in more countries than any other commercial satellite operator. We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications, multinational corporations and internet service providers. We are also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors.

Our network solutions are a critical component of our customers’ infrastructures and business models. Our customers use our global network for a broad range of applications, from global distribution of content for media companies to providing the transmission layer for unmanned aerial vehicles to enabling essential network backbones for telecommunications providers. In addition, our satellite solutions provide higher reliability than is available from local terrestrial telecommunications services in many regions and allow our customers to reach geographies that they would otherwise be unable to serve.

Initial Public Offering and Related Transactions

On April 23, 2013, we completed our initial public offering of common shares and a concurrent public offering of 5.75% Series A mandatory convertible junior non-voting preferred shares (the initial public offering, together with the concurrent public offering, the “IPO”), receiving total proceeds of $572.5 million (or approximately $550 million after underwriting discounts and commissions). The net proceeds from the IPO were primarily used to redeem all of the outstanding $353.6 million aggregate principal amount of Intelsat Investments 6 1/2% Senior Notes due 2013 (the “Intelsat Investments Notes”) and to prepay $138.2 million of indebtedness outstanding under the Intelsat Jackson Senior Unsecured Credit Agreement, dated July 1, 2008, consisting of a senior unsecured term loan facility due February 2014 (the “New Senior Unsecured Credit Facility”). In connection with the redemption of the Intelsat Investments Notes, we recognized a loss on early extinguishment of debt of $24.2 million in the second quarter of 2013, consisting of the difference between the carrying value of the debt redeemed and the total cash paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs. In connection with the partial prepayment of the New Senior Unsecured Credit Facility, we recognized a loss on early extinguishment of debt of $0.2 million in the second quarter of 2013, consisting of a write-off of unamortized debt issuance costs.

In connection with the IPO, certain repurchase rights upon employee separation that were included in various share-based compensation agreements of management contractually expired. Upon consummation of the IPO, options were also granted to certain executives in accordance with the existing terms of their side letters to a management shareholders agreement, and cash payments were made to certain members of management. The items described above resulted in a pre-tax charge of approximately $21.3 million, which was recorded in the second quarter of 2013 (the “IPO-Related Compensation Charges”).

Also in connection with the IPO, the monitoring fee agreement dated February 4, 2008 (the “2008 MFA”) with BC Partners Limited and Silver Lake Management Company III, L.L.C. (together, the “2008 MFA Parties”) was terminated. We paid a fee of $39.1 million to the 2008 MFA Parties in connection with the termination. During the first quarter of 2013, the 2008 MFA Parties had previously received approximately $25.1 million for services that were performed, or expected to be performed, under the 2008 MFA in 2013. The $39.1 million payment made to terminate the 2008 MFA, together with a write-off of $17.2 million of prepaid fees relating to the balance of 2013, were expensed upon the consummation of the IPO.

2013 Intelsat Luxembourg Notes Offering and Redemptions

On April 5, 2013, Intelsat Luxembourg completed an offering of $3.5 billion aggregate principal amount of Senior Notes, consisting of $500.0 million aggregate principal amount of 6 3/4% Senior Notes due 2018 (the “2018 Luxembourg Notes”), $2.0 billion aggregate principal amount of 7 3/4% Senior Notes due 2021 (the “2021 Luxembourg Notes”) and $1.0 billion aggregate principal amount of 8 1/8% Senior Notes due 2023 (the “2023 Luxembourg Notes” and collectively with the 2018 Luxembourg Notes and the 2021 Luxembourg Notes, the “New Luxembourg Notes”). The net proceeds from this offering were used by Intelsat Luxembourg in April 2013 to redeem all $2.5 billion aggregate principal amount of Intelsat Luxembourg’s outstanding 11 1/2/12 1/2% Senior PIK Election Notes (the “2017 PIK Notes”) and $754.8 million aggregate principal amount of Intelsat Luxembourg’s outstanding 11 1/4% Senior Notes due 2017 (the “2017 Senior Notes”).

On May 23, 2013, Intelsat Luxembourg redeemed $366.4 million aggregate principal amount of its 2017 Senior Notes. The redemption of these 2017 Senior Notes was funded by insurance proceeds received from our total loss claim for the IS-27 satellite launch failure.

In connection with these redemptions of the Intelsat Luxembourg notes, we recognized a loss on early extinguishment of debt of $232.1 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

2013 Intelsat Jackson Notes Offerings, Credit Facility Prepayments and Redemptions

On June 5, 2013, Intelsat Jackson completed an offering of $2.6 billion aggregate principal amount of Senior Notes, consisting of $2.0 billion aggregate principal amount of 5 1⁄2% Senior Notes due 2023 (the “2023 Jackson Notes”) and $635.0 million aggregate principal amount of 6 5⁄8 % Senior Notes due 2022 (the “2022 Jackson Notes” and, collectively with the 2023 Jackson Notes, the “New Jackson Notes”). The net proceeds from this offering were used by Intelsat Jackson in June 2013 to prepay all $672.7 million of indebtedness outstanding under its New Senior Unsecured Credit Facility and all $195.2 million of indebtedness outstanding under its Senior Unsecured Credit Agreement, consisting of a senior unsecured term loan facility due February 2014 (the “Senior Unsecured Credit Facility”). The remaining net proceeds were used to redeem all of the remaining $1.7 billion aggregate principal amount outstanding of the 2017 Senior Notes.

In connection with these prepayments and redemptions, we recognized a loss on early extinguishment of debt of $110.3 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt prepaid and redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

Results of Operations

Three Months Ended September 30, 2012 and 2013

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012 Compared to Three Months Ended September 30, 2013
			Increase (Decrease)	Percentage Change
Revenue	$654,946	$651,844	$(3,102)	(0)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	102,908	93,716	(9,192)	(9)
Selling, general and administrative	47,070	56,289	9,219	20
Depreciation and amortization	191,972	185,891	(6,081)	(3)
Losses on derivative financial instruments	12,037	7,866	(4,171)	(35)

Total operating expenses	353,987	343,762	(10,225)	(3)

Income from operations	300,959	308,082	7,123	2
Interest expense, net	312,739	249,409	(63,330)	(20)
Loss on early extinguishment of debt	(3,106)	—	3,106	NM
Other expense, net	(21,980)	(396)	21,584	(98)

Income (loss) before income taxes	(36,866)	58,277	95,143	NM
Benefit from income taxes	(1,517)	(30,297)	(28,780)	NM

Net income (loss)	(35,349)	88,574	123,923	NM
Net income attributable to noncontrolling interest	(81)	(776)	(695)	NM

Net income (loss) attributable to Intelsat S.A.	$(35,430)	$87,798	$123,228	NM %

Revenue

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. Our master customer service agreements offer different service types, including transponder services, managed services, and channel, which are all services that are provided on, or used to provide access to, our global network. We refer to these services as on-network services. Our customer agreements also cover services that we procure from third parties and resell, which we refer to as off-network services. These services can include transponder services and other satellite-based transmission services sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services.

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$487,035	$494,947	$7,912	2%
Managed services	69,751	77,008	7,257	10
Channel	22,744	17,471	(5,273)	(23)

Total on-network revenues	579,530	589,426	9,896	2
Off-Network and Other Revenues
Transponder, MSS and other off-network services	60,844	50,443	(10,401)	(17)
Satellite-related services	14,572	11,975	(2,597)	(18)

Total off-network and other revenues	75,416	62,418	(12,998)	(17)

Total	$654,946	$651,844	$(3,102)	(0)%

Total revenue for the three months ended September 30, 2013 decreased by $3.1 million as compared to the three months ended September 30, 2012. By service type, our revenues increased or decreased due to the following:

On-Network Revenues:

•	Transponder services—an aggregate increase of $7.9 million, primarily due to an $8.1 million increase in revenue from capacity sold to media customers largely in the Latin America and Caribbean, the Asia-Pacific and the Africa and Middle East regions for direct-to-home (“DTH”) and programming-distribution applications. An additional $2.4 million of the increase reflects growth in revenue from network services customers primarily in the Latin America and Caribbean region for wireless telecommunications infrastructure, and in the Asia-Pacific, the North America and the Europe regions in enterprise networks, offset by declines in the Africa and Middle East region. Also, revenue from government applications declined by $2.6 million due to pressures from the U.S. government budget sequestration.

•	Managed services—an aggregate increase of $7.3 million, largely due to a $5.8 million increase in revenue from network services customers for new broadband services for mobility applications, primarily in the North America and the Europe regions, wireless telecommunications backhaul infrastructure in the Asia-Pacific region, and a $1.8 million increase in revenue primarily from hybrid infrastructure solutions sold to customers of our Intelsat General business.

•	Channel—an aggregate decrease of $5.3 million related to the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend which we expect will continue.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate decrease of $10.4 million, primarily due to declines in services for government applications, including reduced sales of off-network transponder services, customer premises equipment and mobile satellite services (“MSS”).

•	Satellite-related services—an aggregate decrease of $2.6 million, primarily due to decreased revenue from flight operations support for third-party satellites and government professional services.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $9.2 million, or 9%, to $93.7 million for the three months ended September 30, 2013 as compared to the three months ended September 30, 2012. The decrease was primarily due to the following:

•	a decrease of $5.3 million in the cost of MSS and off-network fixed satellite services (“FSS”) capacity purchased, primarily related to solutions sold to our government customer set;

•	a decrease of $3.8 million in costs of sales for customer premise equipment; and

•	a decrease of $2.9 million in staff related expenses; partially offset by

•	an increase of $4.1 million in costs related to a joint venture.

Selling, General and Administrative

Selling, general and administrative expenses increased by $9.2 million, or 20%, to $56.3 million for the three months ended September 30, 2013 as compared to the three months ended September 30, 2012. The increase was primarily due to the following:

•	an increase of $11.0 million in bad debt expense due to collection challenges with a limited number of customers, primarily within the Africa and Middle East region; and

•	an increase of $3.0 million in staff-related expenses, primarily share-based compensation costs; partially offset by

•	a decrease of $5.3 million in professional fees.

Depreciation and Amortization

Depreciation and amortization expense decreased by $6.1 million, or 3%, to $185.9 million for the three months ended September 30, 2013 as compared to the three months ended September 30, 2012. Significant items impacting depreciation and amortization included:

•	a net decrease of $20.1 million in depreciation expense due to the timing of certain satellites becoming fully depreciated and changes in estimated remaining useful lives of certain satellites; and

•	a decrease of $2.4 million in amortization expense primarily due to changes in the expected pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time; partially offset by

•	an increase of $16.6 million in depreciation expense resulting from the impact of satellites placed into service during 2012.

Losses on Derivative Financial Instruments

Losses on derivative financial instruments were $7.9 million for the three months ended September 30, 2013 compared to $12.0 million for the three months ended September 30, 2012. The losses on derivative financial instruments are related to the net gain or loss on our interest rate swaps, which reflects the change in fair value of the interest rate swaps, partially offset by interest expense accrued on the interest rate swaps.

Interest Expense, Net

Interest expense, net consists of the gross interest expense we incur less the amount of interest we capitalize related to capital assets under construction and less interest income earned. As of September 30, 2013, we also held interest rate swaps with an aggregate notional amount of $1.6 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities. The swaps have not been designated as hedges for accounting purposes. Interest expense, net decreased by $63.3 million, or 20%, to $249.4 million for the three months ended September 30, 2013, as compared to $312.7 million for the three months ended September 30, 2012. The decrease in interest expense, net was principally due to the following:

•	a net decrease of $67.9 million in interest expense as a result of our debt offerings, prepayments and redemptions in 2013 (see—Liquidity and Capital Resources—Long-Term Debt—2013 Debt Transactions);

•	a net decrease of $7.9 million in interest expense as a result of the decrease in the interest rate under the Intelsat Jackson Secured Credit Agreement (see—Liquidity and Capital Resources—Long-Term Debt—Senior Secured Credit Facilities); and

•	a net decrease of $6.1 million in interest expense as a result of our debt offerings and redemptions in 2012 (see—Liquidity and Capital Resources—Long-Term Debt—2012 Debt Transactions); partially offset by

•	an increase of $20.7 million resulting from lower capitalized interest of $10.8 million for the three months ended September 30, 2013, as compared to $31.5 million for the three months ended September 30, 2012, resulting from decreased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $5.9 million for the three months ended September 30, 2013. The non-cash interest expense was due to the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt was $3.1 million for the three months ended September 30, 2012 with no comparable amount for the three months ended September 30, 2013. The 2012 loss included the write-off of unamortized debt issuance costs in connection with the prepayment of $112.2 million of New Dawn Satellite Company, Ltd (“New Dawn”) debt from proceeds received from an insurance claim (see Liquidity and Capital Resources—Long-Term Debt—New Dawn Credit Facilities).

Other Expense, Net

Other expense, net was $0.4 million for the three months ended September 30, 2013 as compared to $22.0 million for the three months ended September 30, 2012. The difference of $21.6 million was primarily due to a $20.0 million pre-tax charge plus $1.0 million of associated costs and expenses related to the expiration of an unconsummated third-party investment commitment in the three months ended September 30, 2012, together with a $2.0 million decrease in exchange rate losses primarily related to our business conducted in Brazilian reais and euros.

Benefit from Income Taxes

Our benefit from income taxes was $30.3 million for the three months ended September 30, 2013 as compared to a benefit of $1.5 million for the three months ended September 30, 2012. The difference was principally due to an internal subsidiary reorganization in the three months ended September 30, 2013, as a result of which we recognized a significant tax benefit related to foreign tax credits we intend to elect to claim on our U.S. subsidiaries’ tax returns. These foreign tax credits primarily relate to taxes paid in prior years and are expected to reduce our future tax obligations.

Cash paid for income taxes, net of refunds, totaled $5.8 million and $7.6 million for the three months ended September 30, 2013 and 2012, respectively.

Net Income (Loss) Attributable to Intelsat S.A.

Net income attributable to Intelsat S.A. for the three months ended September 30, 2013 totaled $87.8 million. The net income increased from the comparable period loss in 2012 by $123.2 million, reflecting the various items discussed above. Results for the quarter were significantly impacted by a decrease in interest expense, net and other expense, net.

Nine Months Ended September 30, 2012 and 2013

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2013
			Increase (Decrease)	Percentage Change
Revenue	$1,937,783	$1,960,774	$22,991	1%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	307,224	291,640	(15,584)	(5)
Selling, general and administrative	151,659	239,662	88,003	58
Depreciation and amortization	567,472	560,048	(7,424)	(1)
Losses on derivative financial instruments	37,651	5,274	(32,377)	(86)
Gain on satellite insurance recoveries	—	(9,618)	(9,618)	NM

Total operating expenses	1,064,006	1,087,006	23,000	2

Income from operations	873,777	873,768	(9)	(0)
Interest expense, net	952,161	869,447	(82,714)	(9)
Loss on early extinguishment of debt	(46,489)	(366,794)	(320,305)	NM
Other expense, net	(20,982)	(4,230)	16,752	(80)

Loss before income taxes	(145,855)	(366,703)	(220,848)	NM
Benefit from income taxes	(1,110)	(41,095)	(39,985)	NM

Net loss	(144,745)	(325,608)	(180,863)	NM
Net income attributable to noncontrolling interest	(643)	(2,703)	(2,060)	NM

Net loss attributable to Intelsat S.A.	$(145,388)	$(328,311)	$(182,923)	NM %

Revenue

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$1,447,797	$1,494,626	$46,829	3%
Managed services	202,928	224,682	21,754	11
Channel	70,025	55,290	(14,735)	(21)

Total on-network revenues	1,720,750	1,774,598	53,848	3
Off-Network and Other Revenues
Transponder, MSS and other off-network services	180,665	150,731	(29,934)	(17)
Satellite-related services	36,368	35,445	(923)	(3)

Total off-network and other revenues	217,033	186,176	(30,857)	(14)

Total	$1,937,783	$1,960,774	$22,991	1%

Total revenue for the nine months ended September 30, 2013 increased by $23.0 million, or 1%, as compared to the nine months ended September 30, 2012. By service type, our revenues increased or decreased due to the following:

On-Network Revenues:

•	Transponder services—an aggregate increase of $46.8 million, primarily due to a $27.6 million increase in revenue from capacity sold to media customers largely in the Latin America and Caribbean, the Asia-Pacific and the Africa and Middle East regions for DTH and programming-distribution applications. An additional $15.8 million net increase in revenue from network services customers primarily in the Latin America and Caribbean region for wireless telecommunications infrastructure and in the Asia-Pacific and the North America region in enterprise networks, partially offset by declines in the Africa and Middle East region and a $3.5 million increase in revenue from capacity sold for government applications.

•	Managed services—an aggregate increase of $21.8 million, largely due to a $17.3 million increase in revenue from network services customers for new broadband services for mobility applications, primarily in the Europe, and the North America regions, wireless telecommunications backhaul infrastructure in the Asia Pacific region, and a $6.5 million increase in revenue primarily from hybrid infrastructure solutions sold to government customers.

•	Channel—an aggregate decrease of $14.7 million related to the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend which we expect will continue.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate decrease of $29.9 million, primarily due to declines in the sales of off-network transponder services for government applications, customer premises equipment for government applications and mobile satellite services.

•	Satellite-related services—an aggregate decrease of $0.9 million, primarily due to decreased revenue from government professional services and flight operations support for third-party satellites.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $15.6 million, or 5%, to $291.6 million for the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012. Excluding $2.4 million of IPO-Related Compensation Charges, the $18.0 million decrease was principally due to the following:

•	a decrease of $14.6 million in the cost of MSS and off-network FSS capacity purchased, primarily related to solutions sold to our government customer set; and

•	a decrease of $11.4 million related to higher costs of sales for customer premise equipment during 2012; partially offset by

•	an increase of $9.0 million in costs related to a joint venture.

Selling, General and Administrative

Selling, general and administrative expenses increased by $88.0 million, or 58%, to $239.7 million for the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012. Excluding $56.3 million associated with the termination of the 2008 MFA in connection with the IPO and $18.9 million of IPO–Related Compensation Charges, selling, general and administrative expenses increased by $12.8 million, principally due to the following:

•	an increase of $15.3 million in bad debt expenses due to collection challenges with a limited number of customers, primarily within the Africa and Middle East region; and

•	an increase of $7.1 million in staff-related expenses, including share-based compensation costs; partially offset by

•	a $10.9 million decrease due to 2012 expenses related to the 2008 MFA exceeding the comparable 2013 expenses prior to the April 2013 termination of the 2008 MFA.

Depreciation and Amortization

Depreciation and amortization expense decreased by $7.4 million to $560.0 million for the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012. Significant items impacting depreciation and amortization included:

•	a net decrease of $65.0 million in depreciation expense due to the timing of certain satellites becoming fully depreciated and changes in estimated remaining useful lives of certain satellites; and

•	a decrease of $7.1 million in amortization expense primarily due to changes in the expected pattern of consumption of amortizable intangible assets as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time; partially offset by

•	an increase of $65.2 million in depreciation expense resulting from the impact of satellites placed into service during 2012.

Losses on Derivative Financial Instruments

Losses on derivative financial instruments were $5.3 million for the nine months ended September 30, 2013 compared to $37.7 million for the nine months ended September 30, 2012. The losses on derivative financial instruments are related to the net gain or loss on our interest rate swaps, which reflects the change in fair value of the interest rate swaps, partially offset by interest expense accrued on the interest rate swaps.

Gain on Satellite Insurance Recoveries

Gain on satellite insurance recoveries was $9.6 million for the nine months ended September 30, 2013 with no comparable amount for the nine months ended September 30, 2012. The gain was due to the surplus of $406.2 million of insurance proceeds received during the nine months ended September 30, 2013, over the book value of the IS-27 satellite and its related assets, which was completely destroyed after launch failure on February 1, 2013 (see Note 7(b)—Satellites and Other Property and Equipment—Satellite Launches).

Interest Expense, Net

Interest expense, net decreased by $82.7 million, or 9%, to $869.4 million for the nine months ended September 30, 2013, as compared to $952.2 million for the nine months ended September 30, 2012. The decrease in interest expense, net was principally due to the following:

•	a net decrease of $82.9 million in interest expense as a result of our debt offerings, prepayments and redemptions in 2013 (see—Liquidity and Capital Resources—Long-Term Debt—2013 Debt Transactions);

•	a net decrease of $43.3 million in interest expense as a result of our debt offerings, redemptions and amendments in 2012 (see—Liquidity and Capital Resources—Long-Term Debt—2012 Debt Transactions); and

•	a net decrease of $21.5 million in interest expense as a result of the decrease in the interest rate for borrowing under the Intelsat Jackson Secured Credit Agreement (see—Liquidity and Capital Resources—Long-Term Debt—Senior Secured Credit Facilities); partially offset by

•	an increase of $70.0 million resulting from lower capitalized interest of $32.1 million for the nine months ended September 30, 2013, as compared to $102.1 million for the nine months ended September 30, 2012, resulting from decreased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $40.2 million for the nine months ended September 30, 2013. The non-cash interest expense was due to the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt was $366.8 million for the nine months ended September 30, 2013 as compared to $46.5 million for the nine months ended September 30, 2012. The 2013 loss related to the repayment of debt in connection with various 2013 refinancings, redemptions, prepayments and offerings (see Liquidity and Capital Resources—Long-Term Debt—2013 Debt Transactions). In the nine months ended September 30, 2013, Intelsat Luxembourg repurchased or redeemed $5.3 billion of its debt for $5.6 billion, excluding accrued and unpaid interest and related fees of $135.8 million. In May 2013, Intelsat Investments repurchased or redeemed $353.6 million of its debt for $362.9 million, excluding accrued and unpaid interest. In April and June 2013, Intelsat Jackson prepaid $1.0 billion of its debt at par value, excluding accrued and unpaid interest and related fees. The loss of $366.8 million was primarily driven by a $311.2 million difference between the carrying value of the debt repurchased, redeemed or prepaid and the total cash amount paid (including related fees), together with a write-off of $55.6 million of unamortized debt discounts and debt issuance costs.

The 2012 loss related to the repayment of debt in connection with the 2012 Intelsat Jackson tender offers and redemptions. In the nine months ended September 30, 2012, Intelsat Jackson repurchased or redeemed $1.1 billion of its debt for $1.2 billion, excluding accrued and unpaid interest and related fees of $57.7 million. In addition, $112.2 million of New Dawn debt was prepaid from proceeds received from an insurance claim. The loss of $46.5 million was primarily driven by a $39.5 million difference between the carrying value of the Intelsat Jackson debt repurchased or redeemed and the total cash amount paid (including related fees), together with a write-off of $3.9 million of Intelsat Jackson unamortized debt premium and debt issuance costs and $3.1 million of New Dawn unamortized debt issuance costs.

Other Expense, Net

Other expense, net was $4.2 million for the nine months ended September 30, 2013 as compared to $21.0 million for the nine months ended September 30, 2012. The difference of $16.8 million was primarily due to a $20.0 million pre-tax charge plus $1.0 million of associated costs and expenses related to the expiration of an unconsummated third-party investment commitment in the nine months ended September 30, 2012, offset by a $2.6 million decrease in rental income in 2013.

Benefit from Income Taxes

Our benefit from income taxes was $41.1 million for the nine months ended September 30, 2013 as compared to $1.1 million for the nine months ended September 30, 2012. The difference was principally due to a 2013 internal subsidiary reorganization as a result of which we recognized a significant tax benefit related to foreign tax credits we intend to elect to claim on our U.S. subsidiaries’ tax returns. These foreign tax credits primarily relate to taxes paid in prior years and are expected to reduce our future tax obligations. We also recognized tax benefits related to the closing of the 2008 and 2009 tax years for Intelsat Holding Corporation in the nine months ended September 30, 2013. In addition, a 2012 internal subsidiary merger had caused a re-measurement of our deferred taxes in the nine months ended September 30, 2012.

Cash paid for income taxes, net of refunds, totaled $29.8 million and $25.8 million for the nine months ended September 30, 2013 and 2012, respectively.

Net Loss Attributable to Intelsat S.A.

Net loss attributable to Intelsat S.A. for the nine months ended September 30, 2013 totaled $328.3 million. The loss increased from the comparable period loss in 2012 by $182.9 million, reflecting the various items discussed above. Results for the period were significantly impacted by the costs and expenses of the IPO and losses on early extinguishment of debt partially offset by a decrease in interest expense, net and lower losses on derivative financial instruments.

EBITDA

EBITDA consists of earnings before net interest, loss on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider loss on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net income (loss) to EBITDA for the periods shown is as follows (in thousands):

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Net income (loss)	$(35,349)	$88,574	$(144,745)	$(325,608)
Add (Subtract):
Interest expense, net	312,739	249,409	952,161	869,447
Loss on early extinguishment of debt	3,106	—	46,489	366,794
Benefit from income taxes	(1,517)	(30,297)	(1,110)	(41,095)
Depreciation and amortization	191,972	185,891	567,472	560,048

EBITDA	$470,951	$493,577	$1,420,267	$1,429,586

Adjusted EBITDA

In addition to EBITDA, we calculate a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA of Intelsat S.A. as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and related footnotes below. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as impairments of asset value and gains (losses) on derivative financial instruments, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net loss to EBITDA and EBITDA to Adjusted EBITDA is as follows (in thousands):

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Net loss	$(144,745)	$(325,608)

Add (Subtract):
Interest expense, net	952,161	869,447
Loss on early extinguishment of debt	46,489	366,794
Benefit from income taxes	(1,110)	(41,095)
Depreciation and amortization	567,472	560,048

EBITDA	1,420,267	1,429,586

Add (Subtract):
Compensation and benefits (1)	4,705	23,156
Management fees (2)	18,797	64,239
Losses on derivative financial instruments (3)	37,651	5,274
Non-recurring and other non-cash items (4)	18,362	1,356

Adjusted EBITDA	$1,499,782	$1,523,611

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.

(2)	Reflects expenses incurred in connection with the 2008 MFA. In connection with the IPO in April 2013, the 2008 MFA was terminated.
(3)	Represents (i) the changes in the fair value of the undesignated interest rate swaps and (ii) the difference between the amount of floating rate interest we receive and the amount of fixed rate interest we pay under such swaps, both of which are recognized in operating income.
(4)	Reflects certain non-recurring gains and losses and non-cash items, including the following: charges related to costs and expenses in connection with an unconsummated third-party investment commitment and its expiration in 2012, expenses related to the IPO, severance and retention payments, the total impairment of an immaterial investment, costs associated with a 2013 intercompany reorganization and other non-recurring projects, partially offset by the gain on satellite insurance recoveries and non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.

Liquidity and Capital Resources

Overview

We are a highly leveraged company and our contractual obligations, commitments and debt service requirements over the next several years are significant. At September 30, 2013, our total indebtedness was $15.4 billion. Our interest expense for the nine months ended September 30, 2013 was $869.4 million, which included $40.2 million of non-cash interest expense. We also expect to make significant capital expenditures in 2013 and future years, as set forth below in “—Capital Expenditures.”

Our primary source of liquidity is and will continue to be cash generated from operations as well as existing cash. At September 30, 2013, cash and cash equivalents were $404.4 million. In addition, Intelsat Jackson had $486.3 million of available borrowing capacity (net of standby letters of credit outstanding) under its revolving credit facility at September 30, 2013.

We currently expect to use cash on hand, cash flows from operations, borrowings under our senior secured revolving credit facility and refinancing of our third party debt to fund our most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months and beyond, and expect such sources to be sufficient to fund our requirements over that time and beyond. In past years, our cash flows from operations and cash on hand have been sufficient to fund our interest expense obligations ($1.31 billion and $1.27 billion in 2011 and 2012, respectively) and significant capital expenditures ($844.7 million and $866.0 million in 2011 and 2012, respectively). Additionally, we have been able to refinance significant portions of our debt at favorable rates and on favorable terms, as discussed in “—Long-Term Debt—2013 Debt Transactions—2013 Intelsat Luxembourg Notes Offerings and Redemptions” and “—Long-Term Debt—2013 Debt Transactions—2013 Intelsat Jackson Notes Offerings, Credit Facility Prepayments and Redemptions”. We also used insurance proceeds from satellite and launch failure total loss claims to redeem substantial amounts of debt in the nine months ended September 30, 2013, as discussed in “—Long-Term Debt—2013 Debt Transactions—2013 Intelsat Luxembourg Notes Offerings and Redemptions”.

Total capital expenditures are expected to range from $600 million to $675 million in 2013, $575 million to $650 million in 2014 and $775 million to $850 million in 2015. We also expect to receive significant customer prepayments under our customer service contracts. Significant prepayments received during the nine months ended September 30, 2013 totaled $83 million. Significant prepayments are currently expected to range from $100 million to $125 million in 2013, $75 million to $100 million in 2014 and $25 million to $50 million in 2015.

However, an inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance our obligations on commercially reasonable terms would have an adverse effect on our business, financial position, results of operations and cash flows, as well as on our and our subsidiaries’ ability to satisfy their obligations in respect of their respective debt. We also continually evaluate ways to simplify our capital structure and opportunistically extend our maturities and reduce our costs of debt. In addition, we may from time to time retain any future earnings to purchase, repay, redeem or retire any of our outstanding debt securities in privately negotiated or open market transactions, by tender offer or otherwise.

On April 23, 2013, we completed our IPO, receiving net proceeds of approximately $550 million after underwriting discounts and commissions. The net proceeds from the IPO were primarily used to redeem and prepay significant amounts of debt, as discussed above.

In April 2013, our shareholders declared a $10.2 million preferred dividend to be paid to holders of our 5.75% Series A mandatory convertible junior non-voting preferred shares in four installments through June 2014. In July 2013, we announced payment of the first installment of $0.799 per share, reflecting dividends accrued during the 100 day period commencing on the date of Intelsat’s initial offering of preferred shares, April 23, and ending July 31, 2013. The dividend was paid on August 1, 2013 to holders of record as of July 15, 2013. Further, in October 2013, we announced a payment of the second installment of $0.71875 per share. The dividend will be paid on November 1, 2013 to holders of record as of October 15, 2013.

Cash Flow Items

Our cash flows consisted of the following for the periods shown (in thousands):

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Net cash provided by operating activities	$558,894	$637,693
Net cash used in investing activities	(715,101)	(13,582)
Net cash provided by (used in) financing activities	105,513	(402,827)
Net change in cash and cash equivalents	(55,437)	216,886

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $78.8 million to $637.7 million during the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012. The primary drivers of the year-over-year increase in net cash provided by operating activities were higher cash inflow due to a decrease in interest payments, partially offset by a cash outflow due to lower customer prepayments received under our long-term service contracts in 2013 as compared to 2012. During the nine months ended September 30, 2013, cash flows from operating activities reflected a $38.4 million net cash inflow related to deferred revenue for amounts received from customers for long-term service contracts, partially offset by a $28.1 million cash outflow related to accrued retirement benefits primarily due to employer contributions to our retirement plan.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $701.5 million to $13.6 million during the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012. This decrease in investing cash outflow was primarily due to a cash inflow of $487.9 million of proceeds received in the nine months ended September 30, 2013 from insurance claim settlements and a decrease in capital expenditures of $234.8 million in 2013 as compared to the nine months ended September 30, 2012.

Net Cash Provided by (Used in) Financing Activities

Net cash from financing activities decreased by $508.3 million during the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012, from a cash inflow of $105.5 million in 2012 to a cash outflow of $402.8 million in 2013. During the nine months ended September 30, 2013, cash flows from financing activities primarily reflected $6.3 billion in proceeds received from the 2013 Intelsat Luxembourg and Intelsat Jackson Notes Offerings, as discussed in “—Long-Term Debt— 2013 Debt Transactions,” $545.8 million of proceeds received from the IPO net of related stock issuance costs, as well as $6.8 billion in repayments of long-term debt, and the associated $311.2 million of payment of premium on early extinguishment of debt and $84.9 million of debt issuance costs.

Long-Term Debt

Senior Secured Credit Facilities

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which includes a $3.25 billion term loan facility maturing in April 2018 and a $500.0 million revolving credit facility with a five year maturity, and borrowed the full $3.25 billion under the term loan facility. The term loan facility requires regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity on April 2, 2018. In October 2013, Intelsat Jackson prepaid $100.0 million of indebtedness outstanding under the term loan facility. Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. The revolving credit facility is available for five years on a revolving basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of September 30, 2013, Intelsat Jackson had $486.3 million (net of standby letters of credit) of availability remaining thereunder.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility are (i) the London Inter-Bank Offered Rate (“LIBOR”) plus 3.25%, or (ii) the Above Bank Rate (“ABR”) plus 2.25%. The Jackson Credit Agreement Amendment stipulates that the interest rate may decrease to LIBOR plus 3.00% or ABR plus 2.00% based on the corporate family rating of Intelsat

Jackson from Moody’s Investors Service, Inc. (“Moody’s”). LIBOR and the ABR, plus the applicable margins, are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Jackson Credit Agreement Amendment, and LIBOR will not be less than 1.25% per annum. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for borrowing under the term loan facility and the revolving credit facility decreased to LIBOR plus 3.00% or ABR plus 2.00%.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio of less than or equal to 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.37 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 3.04 to 1.00 as of September 30, 2013. In the event Intelsat Jackson were to fail to comply with these financial maintenance covenant ratios and were unable to obtain waivers, Intelsat Jackson would default under the Intelsat Jackson Secured Credit Agreement, and the lenders under the Intelsat Jackson Secured Credit Agreement could accelerate our obligations thereunder, which would result in an event of default under our existing notes and the Intelsat Jackson senior unsecured credit agreements.

New Dawn Credit Facilities

On December 5, 2008, New Dawn entered into a $215.0 million secured financing arrangement with an eight-year maturity that consisted of senior and mezzanine term loan facilities. Subsequent to the April 2011 launch of the IS-28 satellite, which experienced an anomaly resulting in the failure to deploy the C-band antenna reflector, the New Dawn joint venture filed a partial loss claim with its insurer. The claim was finalized and total insurance recoveries of $118.0 million were received. In July 2012, a payment of $112.2 million was made to prepay a portion of New Dawn’s outstanding borrowings under its credit facilities. In connection with this prepayment, we recognized a loss on early extinguishment of debt of $3.1 million during the third quarter of 2012, associated with the write-off of unamortized debt issuance costs.

2013 Debt Transactions

2013 Intelsat Luxembourg Notes Offerings and Redemptions

On April 5, 2013, Intelsat Luxembourg completed an offering of $3.5 billion aggregate principal amount of Senior Notes, consisting of $500.0 million aggregate principal amount of the 2018 Luxembourg Notes, $2.0 billion aggregate principal amount of the 2021 Luxembourg Notes and $1.0 billion aggregate principal amount of the 2023 Luxembourg Notes. The net proceeds from this offering were used by Intelsat Luxembourg in April 2013 to redeem all $2.5 billion aggregate principal amount of Intelsat Luxembourg’s outstanding 2017 PIK Notes and $754.8 million aggregate principal amount of Intelsat Luxembourg’s outstanding 2017 Senior Notes.

On May 23, 2013, Intelsat Luxembourg redeemed $366.4 million aggregate principal amount of the 2017 Senior Notes. The redemption of the 2017 Senior Notes was funded by insurance proceeds received from our total loss claim for the IS-27 satellite launch failure.

In connection with these redemptions of the Intelsat Luxembourg notes, we recognized a loss on early extinguishment of debt of $232.1 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

2013 Intelsat Investments Notes Redemption

On April 12, 2012, we obtained agreements from affiliates of Goldman, Sachs & Co. and Morgan Stanley to provide unsecured term loan commitments sufficient to refinance in full the Intelsat Investments Notes on or immediately prior to their maturity date, in the event that Intelsat Investments did not otherwise refinance or retire the Intelsat Investments Notes. These term loans would have had a maturity of two years from funding, and the funding thereof was subject to various terms and conditions. On May 23, 2013, Intelsat Investments redeemed all of the outstanding $353.6 million aggregate principal amount of the Intelsat Investments Notes using proceeds of the IPO. In connection with the redemption of the Intelsat Investments Notes, we recognized a loss on early extinguishment of debt of $24.2 million in the second quarter of 2013, consisting of the difference between the carrying value of the debt redeemed and the total cash paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs. Additionally, in conjunction with the redemption of the Intelsat Investments Notes, the agreements to provide unsecured term loan commitments were terminated. We recorded a charge of $7.6 million related to this termination in the second quarter of 2013.

2013 Intelsat Jackson New Senior Unsecured Credit Facility Prepayment

On April 23, 2013, upon completion of the IPO, Intelsat Jackson prepaid $138.2 million of indebtedness outstanding under the New Senior Unsecured Credit Facility. The partial prepayment of the New Senior Unsecured Credit Facility was funded by the proceeds of the IPO. In connection with the partial prepayment, we recognized a loss on early extinguishment of debt of $0.2 million in the second quarter of 2013, consisting of a write-off of unamortized debt issuance costs.

2013 Intelsat Jackson Notes Offerings, Credit Facility Prepayments and Redemptions

On June 5, 2013 Intelsat Jackson completed an offering of $2.6 billion aggregate principal amount of Senior Notes, consisting of $2.0 billion aggregate principal amount of the 2023 Jackson Notes and $635.0 million aggregate principal amount of the 2022 Jackson Notes. The net proceeds from this offering were used by Intelsat Jackson in June 2013 to prepay all $672.7 million of indebtedness outstanding under its New Senior Unsecured Credit Facility, and all $195.2 million of indebtedness outstanding under its Senior Unsecured Credit Facility. The remaining net proceeds were used to redeem all of the remaining $1.7 billion aggregate principal amount outstanding of the 2017 Senior Notes.

In connection with these prepayments and redemptions, we recognized a loss on early extinguishment of debt of $110.3 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

2012 Debt Transactions

2012 Intelsat Jackson Notes Offerings, Tender Offers and Redemptions

On April 26, 2012, Intelsat Jackson completed an offering of $1.2 billion aggregate principal amount of its 7 1/4% Senior Notes due 2020 (the “2020 Jackson Notes”). Intelsat Jackson had previously issued $1.0 billion aggregate principal amount of the 2020 Jackson Notes on September 30, 2010. The net proceeds from the April 2012 offering were used by Intelsat Jackson to repurchase or redeem all of the $701.9 million aggregate principal amount of Intelsat Jackson’s outstanding 9 1/2% Senior Notes due 2016 and $445.0 million aggregate principal amount of Intelsat Jackson’s 11 1/4% Senior Notes due 2016 (the “2016 Jackson 11 1/4% Notes”). In connection with these repurchases and redemptions, we recognized a loss on early extinguishment of debt of $43.4 million during the second quarter of 2012, consisting of the difference between the carrying value of the aggregate debt repurchased or redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt premium and debt issuance costs.

On October 3, 2012, Intelsat Jackson completed an offering of $640.0 million aggregate principal amount of its 2022 Jackson Notes. The net proceeds from the October 2012 offering were used by Intelsat Jackson to repurchase or redeem all of its remaining outstanding $603.2 million principal amount of 2016 Jackson 11 1/4% Notes. In connection with these repurchases and redemptions, we recognized a loss on early extinguishment of debt of $24.3 million in the fourth quarter of 2012, consisting of the difference between the carrying value of the debt repurchased or redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt premium.

Contracted Backlog

We have historically had, and currently have, a substantial contracted backlog, which provides some assurance regarding our future revenue expectations. Contracted backlog is our expected future revenue under customer contracts, and includes both cancelable and non-cancelable contracts. Approximately 86% of our total contracted backlog as of September 30, 2013 related to contracts that were non-cancelable and approximately 11% related to contracts that were cancelable subject to substantial termination fees. In certain cases of breach for non-payment or customer bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our contracted backlog includes 100% of the backlog of our consolidated ownership interests, which is consistent with the accounting for our ownership interests in these entities. Our contracted backlog was approximately $10.3 billion as of September 30, 2013. This backlog reduces the volatility of our net cash provided by operating activities more than would be typical for a company outside our industry.

Capital Expenditures

Our capital expenditures depend on our business strategies and reflect our commercial responses to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which satellites are under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year.

Payments for satellites and other property and equipment during the nine months ended September 30, 2013 were $480.3 million.

Our capital expenditure guidance for the periods 2013 through 2015 (the “Guidance Period”) forecasts capital expenditures during those periods for ten satellites. We finalized construction of the first of these, the IS-27 satellite, in January 2013, however, in

February 2013, the satellite was completely destroyed when the launch vehicle failed shortly after liftoff. The satellite and launch were fully insured, and we received $406.2 million of insurance proceeds during the nine months ended September 30, 2013. We expect to launch four additional satellites during the Guidance Period. We expect our capital expenditures to range from $600 million to $675 million in 2013 and from $575 million to $650 million in 2014. For 2015, we anticipate capital expenditures to range from $775 million to $850 million, which will include expenditures for five additional replacement satellites that will be launched beyond the Guidance Period. Our capital expenditures guidance includes capitalized interest.

During the Guidance Period, we expect to receive significant customer prepayments under our existing customer service contracts. In an effort to balance our growth and delevering objectives, prepayment guidance reflects only amounts currently contractually committed. Significant prepayments received during the nine months ended September 30, 2013 totaled $83 million. Significant prepayments are currently expected to range from $100 million to $125 million in 2013, from $75 million to $100 million in 2014 and from $25 million to $50 million in 2015. The annual classification of capital expenditures and prepayments could be impacted by the timing of achievement of contract, satellite manufacturing, launch and other milestones. We intend to fund our capital expenditure requirements through cash on hand, cash provided from operating activities and, if necessary, borrowings under our senior secured revolving credit facility.

Off-Balance Sheet Arrangements

We have a revenue sharing agreement with JSAT International, Inc. (“JSAT”) related to services sold on the Horizons Holdings satellites. We are responsible for billing and collection for such services and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Under an amended joint venture agreement between us and JSAT, we agreed to guarantee to JSAT certain minimum levels of annual gross revenues for a three-year period beginning in the first quarter of 2012 (the date that the Horizons-2 satellite was relocated to 85° east longitude). (See Note 8(a)—Investments—Horizons Holdings). This guarantee could require us to pay JSAT a maximum potential amount ranging from $7.8 million to $10.3 million per year over the three-year period, less applicable fees and commissions. We assess this guarantee on a quarterly basis, and in the nine months ended September 30, 2013 we recorded an expense of $6.7 million related to the guarantee, in addition to $5.6 million previously accrued in 2012. Our current estimate of the total amount we expect to pay over the period of the guarantee (before applicable fees and commissions) is $12.3 million, of which $5.5 million, (before applicable fees and commissions), was paid as of September 2013. At September 30, 2013, the remaining off-balance sheet guarantee commitment is $11.2 million.

Disclosures about Market Risk

See Item 3—Quantitative and Qualitative Disclosures About Market Risk.

Recently Adopted Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. Beginning in the first quarter of 2013, entities are required to disclose the effect of reclassification of items out of accumulated other comprehensive income. The majority of our other comprehensive loss and our accumulated other comprehensive loss is related to our defined benefit retirement plans. Beginning in the first quarter of 2013, we have made a disclosure in the Retirement Plans and Other Retiree Benefits footnote to our condensed consolidated financial statements about the effects on net income of reclassifications out of accumulated comprehensive income.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

We are primarily exposed to the market risk associated with unfavorable movements in interest rates and foreign currencies. The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in those factors. In addition, with respect to our interest rate swaps as described below, we are exposed to counterparty credit risk, which we seek to minimize through credit support agreements and the review and monitoring of all counterparties. We do not purchase or hold any derivative financial instruments for speculative purposes.

Interest Rate Risk

The satellite communications industry is a capital intensive, technology driven business. We are subject to interest rate risk primarily associated with our borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risks include: the risk of increasing interest rates on short-term debt; the risk of increasing interest rates for planned new fixed-rate long-term financings; and the risk of increasing interest rates for planned refinancings using long-term fixed-rate debt.

Excluding the impact of our outstanding interest rate swaps, approximately 79% or $12.1 billion of our debt as of September 30, 2013, compared to 73%, or $11.7 billion as of December 31, 2012, was fixed-rate debt. Based on the level of fixed-rate debt outstanding at September 30, 2013, a 100 basis point decrease in market rates would result in an increase in fair value of this fixed-rate debt of approximately $763.5 million.

As of September 30, 2013, we held interest rate swaps with an aggregate notional amount of $1.6 billion, which mature in January 2016. These swaps were entered into to economically hedge the variability in cash flow on a portion of the floating rate term loans under our senior secured and unsecured credit facilities. On a quarterly basis, we receive a floating rate of interest equal to the three-month LIBOR and pay a fixed rate of interest. From June 14, 2013 to September 15, 2013, the rate we paid averaged 1.97% and the rate we received averaged 0.27%. In comparison, at December 31, 2012, the rate we paid averaged 2.47% and the rate we received averaged 0.31%. On March 14, 2013, our interest rate swap with an aggregate notional principal amount of $731.4 million expired.

These interest rate swaps have not been designated for hedge accounting treatment in accordance with the FASB Accounting Standards Codification Topic 815, Derivatives and Hedging, as amended and interpreted, and the changes in fair value of these instruments will be recognized in earnings during the period of change. Assuming a 100 basis point decrease in the prevailing forward yield curve (or less, to the extent that the points on the yield curve are less than one percent) the fair value of the interest rate swap liability, excluding accrued interest, would increase to a liability of approximately $69.7 million from $53.0 million.

We perform interest rate sensitivity analyses on our variable-rate debt, including interest rate swaps, and cash and cash equivalents. These analyses indicate that a 100 basis point change in interest rates would have a minimal impact on our condensed consolidated statements of operations and cash flows as of September 30, 2013. While our variable-rate debt may impact earnings and cash flows as interest rates change, it is not subject to changes in fair values.

Foreign Currency Risk

We do not currently use foreign currency derivatives to hedge our foreign currency exposures. There have been no material changes to our foreign currency exposures as discussed in our prospectus dated April 17, 2013, filed with the Securities and Exchange Commission in accordance with Rule 424(b) of the Securities Act of 1933.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

We are subject to litigation in the ordinary course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Item 1A.	Risk Factors

No material changes in the risks related to our business have occurred since we filed our prospectus dated April 17, 2013, with the Securities and Exchange Commission in accordance with Rule 424(b) of the Securities Act of 1933.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

On September 6, 2013, John Diercksen was appointed as a member of the board of directors of Intelsat S.A. Mr. Diercksen also serves on the Audit Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT S.A.

Date: October 31, 2013	By	/s/ DAVID MCGLADE
David McGlade
Chairman and Chief Executive Officer

Date: October 31, 2013	By	/s/ MICHAEL MCDONNELL
Michael McDonnell
Executive Vice President and Chief Financial Officer